
05008905

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AB Lietuvos Telekomas

*CURRENT ADDRESS


PROCESSED
JUN 14 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5086 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/13/05

File No. 82-5086

AB LIETUVOS TELEKOMAS

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004


SEC MAIL PROCESSING
RECEIVED
JUN - 3 2005
WASH., D.C.
199
SECTION

CONTENTS

Pages

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers UAB
T. Ševčenkos 21
LT-03111 Vilnius
Lithuania
Telephone +370 (5) 239 2300
Facsimile +370 (5) 239 2301
E-mail vilnius@lt.pwc.com
www.pwc.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Company") and together with its consolidated subsidiaries ("the Group") as at 31 December 2004 and the related statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2004 and of the results of its operations and cash flows for the period then ended in accordance with International Financial Reporting Standards.

Vilnius, 21 March 2005

On behalf of PricewaterhouseCoopers UAB





Christopher C. Butler
Partner

Ona Armalienė
Auditor's Certificate No.000008

AB LIETUVOS TELEKOMAS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

(All tabular amounts are in LTL '000 unless otherwise stated)

INCOME STATEMENT

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2004	2003	2004	2003
Revenues	4	721,039	808,200	693,284	785,846
Expenses	5	(393,428)	(425,383)	(380,573)	(435,686)
Earnings before interest, taxes, depreciation and amortisation		327,611	382,817	312,711	350,160
Depreciation, amortisation and impairment charge	11	(290,816)	(397,495)	(273,875)	(375,494)
Gain on disposal of property, plant and equipment -net		8,475	3,640	5,336	3,585
Loss on sale of investments	6	(398)	-	-	-
Operating profit (loss)		44,872	(11,038)	44,172	(21,749)
Finance costs, net	7	(4,739)	(27,649)	(5,595)	(25,767)
Share of result of subsidiaries before tax	13	-	-	(131)	7,060
Share of result of associates before tax	13	502	562	502	562
Profit (loss) before tax		40,635	(38,125)	38,948	(39,894)
Income tax	8	(6,993)	3,507	(6,758)	3,799
Profit (loss) before minority interest		33,642	(34,618)	32,190	(36,095)
Minority interest	25	(1,452)	(1,477)	-	-
Net profit (loss)		32,190	(36,095)	32,190	(36,095)
Earnings per share (LTL)	9	0.04	(0.05)	0.04	(0.05)

The notes on pages 9 to 31 form an integral part of these financial statements.

The financial statements on pages 4 to 31 have been approved for issue by the Board of Directors as at 18 March 2005 and signed on their behalf by the General Director and the Finance Director:



Arūnas Šikšta
General Director



Jan-Erik Elserius
Finance Director

(All tabular amounts are in LTL '000 unless otherwise stated)

BALANCE SHEET

	Notes	As at 31 December			
		GROUP		COMPANY	
		2004	2003	2004	2003
ASSETS					
Non-current assets					
Property, plant and equipment	11	941,027	1,120,443	809,887	969,745
Intangible assets	12	83,575	142,879	79,074	133,382
Investments in subsidiaries and associates	13	1,294	1,173	151,122	188,317
Other non-current assets		55	60	47	756
		1,025,951	1,264,555	1,040,130	1,292,200
Current assets					
Inventories		6,561	11,923	3,730	7,561
Assets held for sale		1,813	10,990	1,251	9,726
Receivables, prepayments and accrued revenue	14	114,706	136,234	113,210	129,753
Current income tax receivable		11,960	596	11,149	-
Held-to-maturity investments	15	30,115	-	30,115	-
Cash and cash equivalents	16	88,514	117,629	54,858	78,365
		253,669	277,372	214,313	225,405
Total assets		1,279,620	1,541,927	1,254,443	1,517,605
Shareholders' equity					
Share capital	17	814,913	814,913	814,913	814,913
Treasury shares	17	(120,000)	(120,000)	(120,000)	(120,000)
Legal reserve	18	81,499	81,499	81,499	81,499
Translation differences		(33)	(6)	(33)	(6)
Retained earnings		345,036	359,455	345,036	359,455
		1,121,415	1,135,861	1,121,415	1,135,861
Minority interest	25	3,899	3,536	-	-
LIABILITIES					
Non-current liabilities					
Borrowings	20	6,990	14,893	6,547	14,790
Deferred tax liabilities	21	55,149	78,422	39,136	59,722
Grants		9,280	11,832	9,280	11,832
		71,419	105,147	54,963	86,344
Current liabilities					
Trade, other payables and accrued liabilities	19	72,806	95,487	70,055	97,016
Current income tax liabilities		1,927	27,903	-	24,880
Borrowings	20	6,464	172,870	6,397	172,381
Provisions for other liabilities		1,690	1,123	1,613	1,123
		82,887	297,383	78,065	295,400
Total liabilities		154,306	402,530	133,028	381,744
Total equity and liabilities		1,279,620	1,541,927	1,254,443	1,517,605

The notes on pages 9 to 31 form an integral part of these financial statements.

(All tabular amounts are in LTL '000 unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

GROUP and COMPANY	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2003		814,913	(120,000)	81,499	(30)	442,159	1,218,541
Dividends paid for 2002	10	-	-	-	-	(46,609)	(46,609)
Net loss		-	-	-	-	(36,095)	(36,095)
Currency translation differences		-	-	-	24	-	24
Balance at 31 December 2003		814,913	(120,000)	81,499	(6)	359,455	1,135,861
Balance at 1 January 2004		814,913	(120,000)	81,499	(6)	359,455	1,135,861
Dividends paid for 2003	10	-	-	-	-	(46,609)	(46,609)
Net profit		-	-	-	-	32,190	32,190
Currency translation differences		-	-	-	(27)	-	(27)
Balance at 31 December 2004		814,913	(120,000)	81,499	(33)	345,036	1,121,415

The notes on pages 9 to 31 form an integral part of these financial statements.

(All tabular amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2004	2003	2004	2003
Operating activities					
Net profit (loss) for the period		32,190	(36,095)	32,190	(36,095)
Income tax	8	6,993	(3,507)	6,758	(3,799)
Minority interest	25	1,452	1,477	-	-
Depreciation and amortisation and impairment charge	11	290,816	397,495	273,875	375,494
Result of equity method accounting for investment in subsidiaries	13	-	-	131	(7,060)
Share of results of associates before tax	13	(502)	(562)	(502)	(562)
Write-off of property, plant and equipment and intangible assets		3,779	2,038	3,546	1,899
Elimination of loss on sale of investments	6	398	-	-	--
Elimination of gain on sale of property, plant and equipment and intangible assets		(8,475)	(3,640)	(5,336)	(3,585)
Other non cash transactions		1,026	24	680	24
Interest income	7	(1,018)	(1,366)	(732)	(3,378)
Interest expenses	7	5,760	24,747	5,569	25,246
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):					
Inventories		5,858	(6,840)	4,199	(5,115)
Trade and other accounts receivable		23,052	14,916	25,940	18,553
Trading investments		-	1,287	-	-
Trade and other accounts payable and deferred revenue		(1,161)	3,949	17,645	9,533
Cash generated from operations		360,168	393,923	363,963	371,155
Interest paid		(17,726)	(26,238)	(17,535)	(26,806)
Tax paid		(66,802)	(47,336)	(61,553)	(42,306)
Net cash from operating activities		275,640	320,349	284,875	302,043

(All tabular amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT (CONTINUED)

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2004	2003	2004	2003
Investing activities					
Purchase of property, plant and equipment (PPE) and intangible assets		(74,530)	(51,348)	(76,611)	(47,859)
Proceeds from disposal of PPE and intangible assets		29,054	13,290	24,760	12,161
Acquisition of held-to-maturity investments		(29,815)	-	(29,815)	-
Acquisition/disposal of subsidiaries (net of cash acquired)		(11)	(686)	-	-
Change in prepayments for non-current assets		(47)	55	(47)	(73)
Loans repaid (granted) to subsidiaries		-	-	560	910
Dividends received	13	298	162	1,478	37,636
Interest received		931	1,366	732	1,012
Net cash from investing activities		(74,120)	(37,161)	(78,943)	3,787
Financing activities					
Proceeds from borrowings		109,380	-	109,000	-
Repayment of borrowings		(142,249)	(190,414)	(141,830)	(226,935)
Repayment of bonds issued		(150,000)	(12,000)	(150,000)	(12,000)
Minority contribution to share capital of subsidiaries	25	-	21	-	-
Dividends paid to minority shareholders	25	(1,157)	(316)	-	-
Dividends paid		(46,609)	(46,609)	(46,609)	(46,609)
Net cash from financing activities		(230,635)	(249,318)	(229,439)	(285,544)
Increase in cash and cash equivalents		(29,115)	33,870	(23,507)	20,286
Movement in cash and cash equivalents					
At beginning of year		117,629	83,759	78,365	58,079
Increase (decrease) in cash and cash equivalents		(29,115)	33,870	(23,507)	20,286
At end of year	16	88,514	117,629	54,858	78,365

The notes on pages 9 to 31 form an integral part of these financial statements.

(All tabular amounts are in LTL '000 unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENTS

1 General information

AB Lietuvos Telekomas (hereinafter "the Company") was registered as a joint stock company on 16 June 1997. The Company is domiciled in Vilnius, the capital of Lithuania. The address of its registered office is as follows: 28 Savanorių Ave., LT-03501 Vilnius, Lithuania.

The Company's shares are traded on the Vilnius Stock Exchange as from 16 June 2000, and Global Depository Receipts (GDR), representing Company's shares, are traded on the London Stock Exchange.

The shareholders' structure of the Company as at 31 December 2004 was as follows:

	Number of shares	%
Amber Teleholding A/S (ultimate parent – TeliaSonera AB)	488,947,656	60.00
UAB Lintel (treasury shares, Note 17)	38,095,242	4.67
Lithuanian State Property Fund	37,129,825	4.56
Other shareholders (including GDR holders)	250,740,037	30.77
	814,912,760	100.00

Pursuant to the Law of the Republic of Lithuania on the Restoration of the Rights of Ownership of Citizens of the Republic of Lithuania to Existing Real Estate and the Lithuanian Government's Resolution dated 12 July 2002 *On Compensation to Citizens for the Existing Real Estate Bought out by the State by Way of Securities Owned by the State*, shares owned by the State Property Fund are used to compensate citizens for expropriated real estate.

The Company's principal activity is the provision of fixed local, long distance and international telecommunication services including internet and data communication to both business and residential customers in the Republic of Lithuania.

The subsidiaries included in the Group's consolidated financial statements and associated entities are indicated below:

Subsidiary/ associate	Country of incorporation	Ownership interest in % 31 December 2004	31 December 2003	Profile
UAB Lietuvos Telekomo Verslo Sprendimai	Lithuania	100%	100%	Acts on behalf of the Company in selling internet and other data communication services and integrated telecommunication business solutions to major business customers of the Company.
UAB Lintel	Lithuania	100%	100%	Provider of 118 call centre and telemarketing services. UAB Lintel has also taken over management of part of the Company's property. Reorganisation of UAB Lintel and UAB Lintkom was finished in May 2004. All assets, including treasury shares, and liabilities of UAB Lintkom were transferred

(All tabular amounts are in LTL '000 unless otherwise stated)

Subsidiary/ associate	Country of incorporation	Ownership interest in % 31 December 2004	31 December 2003	Profile
UAB Comliet	Lithuania	100%	100%	In the first half of 2004, a restructuring of UAB Comliet was carried out. As a result of this restructuring functions performed by UAB Comliet such as implementation of telecommunications services installation, fault elimination, order management and network maintenance were transferred to AB Lietuvos Telekomas. All assets and employees of UAB Comliet related to the above-mentioned functions were also transferred to the Company. The core business of UAB Comliet after the above-mentioned restructuring is network and other construction services. UAB Comliet owns a 55% stake in the Estonian company AS Telegrupp, a 100% stake in the Lithuanian company UAB Comliet sprendimai (former UAB Sonex Komunikacijos) and a 100 % stake(together with UAB Comliet sprendimai) in the Russian company registered in Kaliningrad district OOO Comliet Kaliningrad. All the above-mentioned entities are involved in construction and maintenance of low voltage networks.
UAB Baltic Data Center	Lithuania	60%	60%	The subsidiary provides information technology services to the Group and third parties.
UAB Verslo Portalas	Lithuania	30%	30%	This associated entity is under liquidation process.
UAB TietoEnator Consulting	Lithuania	26%	26%	A majority stake of this associated entity's shares is held by TietoEnator Oyj. The associate provides professional information technology services to the Group and third parties.
UAB Voicecom	Lithuania	100%	60%	Dormant subsidiary.
VšĮ Lietuvos Telekomo Sporto Klubas	Lithuania	100%	100%	Provides sports club services and supports a women's basketball team.

2 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below.

2.1 Basis of preparation

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared under the historical cost convention as modified by revaluation of financial assets and financial liabilities at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

Implementation of new accounting policies as a result of new accounting standards, which came into effect as from 1 January 2005, will not have a significant effect on the consolidated figures of the Group as at 31 December 2004, disclosed in these financial statements.

2.2 Group accounting

Subsidiaries

Subsidiaries, which are those companies in which the Group, directly or indirectly, has an interest of more than one half the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.5 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Goodwill arising on acquisition of associates is included under intangible assets in the Group accounts. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

(All tabular amounts are in LTL '000 unless otherwise stated)

2.3 Foreign currency translation

Measurement currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Lithuanian Litas (LTL), which is the measurement currency of the Company.

Until 31 January 2002 the exchange rate of the Litas was fixed to the US Dollar (USD) at a rate of 4 LTL=1 USD. As from 1 February 2002 Lithuania repegged the Litas to the Euro at rate of 3.4528 LTL=1 Euro.

Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Group companies

Income statements and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4 Property, plant and equipment

Property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment loss.

Depreciation is calculated on the straight-line method to write off the cost of assets to their residual values over their estimated useful life as follows:

Buildings	10 – 50 years
Plant and machinery	5 – 25 years
Switches, lines and related telecommunication equipment	4 – 10 years
Computers	3 years
Motor vehicles	2 – 10 years
Other tangible fixed assets	1 – 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction in progress is transferred to appropriate groups of fixed assets when it is completed and ready for its intended use.

(All tabular amounts are in LTL '000 unless otherwise stated)

2.4 Property, plant and equipment (continued)

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in the income statement.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Assets held for sale are stated at the lower of cost or net realisable value.

2.5 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries/associates occurring is included in intangible assets in the Group accounts. Goodwill is amortised using the straight-line method over its estimated useful life, which is 5 years.

Other intangible assets

Intangible assets expected to provide economic benefit to the Group in future periods are valued at acquisition cost less any accumulated amortisation and any accumulated impairment losses. Amortisation is calculated on the straight-line method over estimated benefit period as follows:

Licences	10 years
Computer software	3 – 5 years
Other intangible fixed assets	5 years

2.6 Investments

The Group classifies its investments into following categories: trading, held-to-maturity and available-for-sale. During the current period the Group did not hold any investments in trading and available-for-sale categories.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

Held-to-maturity investments are carried at amortised cost using effective interest method.

Management determines the classification of its investments at the initial recognition and re-evaluates this designation at every reporting date.

(All tabular amounts are in LTL '000 unless otherwise stated)

2.7 Investments in subsidiaries

Investments in subsidiaries that are included in the separate financial statements of the Company are accounted for using the equity method. Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' results for the period. The Company's share of post-acquisition movements in the subsidiaries' reserves is recognised in reserves. If under the equity method, the Company's share of losses of a subsidiary equals or exceeds the acquisition costs of an investment, the investment in the balance sheet is reported at nil value. Additional losses are provided for to the extent that the Company has incurred obligations or made payments on behalf of the subsidiary to satisfy its obligations. The provision for additional losses is accounted for within the share of net result before tax of a subsidiary in the income statement.

2.8 Investments in associates

Investments in associates that are included in the separate financial statements of the Company are accounted for using the equity method.

2.9 Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

2.10 Accounting for leases – where Group is the lessee

Finance lease

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at amount equal at the inception of lease to the fair value of leased property or, if lower, at present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.11 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of inventories comprises purchase price, taxes (other than those subsequently recoverable by the Group from the tax authorities), transport, handling and other costs directly attributable to the acquisition of inventories. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

2.12 Construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and functions or their ultimate purpose or use.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred where it is probable those costs will be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised by using the stage of completion method. The stage of completion is measured by reference to the relationship contract costs incurred for work performed to date bear to the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Costs incurred in the year in connection with future activity on a contract are excluded and shown as contract work in progress. The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as due from customers on construction contracts, under receivables and prepayments. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as due to customers on construction contracts, under trade and other payables.

2.13 Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Interconnection receivables and payables to the same counterparty are stated net.

2.14 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments, with original maturities of three months or less.

2.15 Treasury shares

Where the Company or its subsidiaries purchase the Company's own share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2.16 Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings.

2.17 Income tax

Profit is taxable at a rate of 15% (2003: 15%) in accordance with Lithuanian regulatory legislation on taxation.

Income tax expense is calculated and accrued for in the financial statements on the basis of information available at the moment of the preparation of the financial statements, and estimates of income tax performed by the management in accordance with Lithuanian regulatory legislation on taxation.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Deferred income tax assets are recognised to the extent that is probable that future taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset only where International Accounting Standard No. 12 allows this treatment.

2.18 Grants relating to purchase of property, plant and equipment

Grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.19 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

2.20 Financial instruments

Financial instruments are stated at their fair value as at the balance sheet date.

2.21 Revenue recognition

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued at the end of each accounting period based on the actual traffic of incoming calls from different carriers. Accrued revenue is adjusted to actual after reconciliation with the carrier is performed.

2.21 Revenue recognition (continued)

Service activation fees are recognised as income and related costs are expensed at the moment of activating the service.

Under the Company's customer loyalty programmes, customers are entitled to certain discounts relating to the Company's services and goods supplied by third parties. At the end of each reporting period the Company establishes a provision with respect to the total estimated amount of accumulated discounts. In the income statement these discounts are treated as a deduction from revenues.

2.22 Earnings before interest, tax, depreciation and amortisation

The Company defines earnings before interest, tax, depreciation and amortisation (EBITDA) as net profit/(loss) determined in accordance with IFRS, before depreciation and amortization, impairment charges and gains/losses on sales of property, plant and equipment, net result from financial activities, results of subsidiaries and associates and income taxes. EBITDA is not a measure defined by IFRS, but the Company's management believes it serves as a useful supplementary financial indicator of operating performance.

2.23 Employee benefits

Social security contributions
The Company pays social security contributions to the state Social Security Fund (the Fund) on behalf of its employees based on the defined contribution plan in accordance with the local legal requirements. A defined contribution plan is a plan under which the Company pays fixed contributions into the Fund and will have no legal or constructive obligations to pay further contributions if the Fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior period. The social security contributions are recognised as an expense on an accrual basis and are included within staff costs.

Termination benefits
Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

2.24 Dividends

Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's shareholders.

2.25 Earnings per share

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

2.26 Segment information

The Group uses its fixed line network to generate different types of revenue (see Note 4). The Group is operating in one business segment (fixed line services) and one geographical segment and therefore no segment information is disclosed.

2.27 Comparatives

Where necessary, the comparative figures have been reclassified to conform with changes in presentation of the current year financial statements.

(All tabular amounts are in LTL '000 unless otherwise stated)

3. Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects of the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to limit certain exposures.

Risk management is carried out by a central treasury unit (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies and evaluates financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investing excess liquidity.

Foreign exchange risk
The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US Dollar (USD) and Special Drawing Rights (SDR). Foreign exchange risk is controlled by hedging the foreign currency exposure of its purchase contracts and debt commitments. The Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

Credit risk
The Group has no significant concentrations of credit risk. Credit risks or the risks of counter-parties defaulting, are controlled by the application of credit terms and monitoring procedures. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk
Liquidity risk is managed by the Group Treasury, which is required to maintain a minimum required liquidity position as defined in the Group's Treasury policy. The Group Treasury also handles liquidity placements centrally for the Group.

Interest rate risk
The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. The Group's policy is to maintain diversified debt portfolio. Split between fixed and floating interest rate depends on the actual situation in the market.

(All tabular amounts are in LTL '000 unless otherwise stated)

4 Revenues

	GROUP		COMPANY	
	2004	2003	2004	2003
Fixed voice services	547,228	630,136	547,269	631,544
Internet and data services	130,414	119,846	131,022	121,011
Construction services	27,343	35,973	-	-
Other services	16,054	22,245	14,993	33,291
	721,039	808,200	693,284	785,846

5 Expenses

	GROUP		COMPANY	
	2004	2003	2004	2003
Employee related expenses	136,558	147,231	94,968	79,079
Interconnection expenses	103,685	101,856	103,362	100,530
Construction services expenses (excluding employees related expenses)	18,757	24,400	-	-
Impairment of accounts receivable	(3,286)	2,040	(3,719)	1,893
Other expenses	137,714	149,856	185,962	254,184
	393,428	425,383	380,573	435,686

The number of full time staff employed by the Group at the end of 2004 totalled 2,965 (2003: 3,437). The number of full time staff employed by the Company at the end of 2004 totalled 2,098 (2003: 1,528).

6 Loss on sale of investments

In 2004, the Group sold a 75% stake in Datu Tikli SIA at a loss of LTL 398 thousand.

7 Finance costs-net

	GROUP		COMPANY	
	2004	2003	2004	2003
Interest income	1,018	1,366	732	3,378
Other financial income	921	313	838	523
	1,939	1,679	1,570	3,901
Net foreign exchange loss	(597)	(4,119)	(573)	(3,945)
Interest expense	(5,760)	(24,747)	(5,569)	(25,246)
Other financial expenses	(321)	(462)	(1,023)	(477)
	(4,739)	(27,649)	(5,595)	(25,767)

(All tabular amounts are in LTL '000 unless otherwise stated)

8 Income tax

	GROUP		COMPANY	
	2004	2003	2004	2003
Current tax	30,183	31,809	26,157	28,156
Deferred tax (Note 21)	(23,273)	(35,422)	(20,586)	(33,889)
	6,910	(3,613)	5,571	(5,733)
Share of tax of subsidiaries	-	-	1,104	1,828
Share of tax of associates	83	106	83	106
	6,993	(3,507)	6,758	3,799

The tax on the Company's and the Group profit before tax differs from the theoretical amount that would arise using the basic tax rate as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
Profit (loss) before tax and share of result of subsidiaries and associates	40,133	(38,687)	38,577	(47,516)
Tax calculated at a tax rate of 15% (2003: 15%)	6,020	(5,803)	5,787	(7,127)
Income not subject to tax and expenses not deductible for tax purposes	432	8,587	354	7,791
Profit taxed at different rate	(128)	-	-	-
Tax losses for which no deferred income tax was recognised	949	-	-	-
Income tax on dividends	(493)	(5,519)	(700)	(5,519)
Correction of previous years tax balance	130	(878)	130	(878)
Tax charge before share of tax of subsidiaries and associates	6,910	(3,613)	5,571	(5,733)

9 Earnings per share

Basic earnings per share is calculated by dividing the net profit (loss) for the period by the weighted average number of ordinary shares in issue during the period. The Group has no dilutive potential ordinary shares and therefore diluted earnings per share are the same as basic earnings per share.

Weighted average number of shares in issue (thousands) for year ended 31 December 2004: 814,913 (ordinary shares) – 38,095 (treasury shares) = 776,818. Weighted average number of shares for the year ended 31 December 2003 was – 776,818.

	GROUP		COMPANY	
	2004	2003	2004	2003
Net profit (loss) attributable to shareholders	32,190	(36,095)	32,190	(36,095)
Weighted average number of ordinary shares in issue (thousands)	776,818	776,818	776,818	776,818

(All tabular amounts are in LTL '000 unless otherwise stated)

10 Dividends per share

The dividends per share, excluding treasury shares, declared in respect of 2003 and 2002 and paid in 2004 and 2003, were LTL 0.06 and LTL 0.06, respectively. There were no dividends proposed or declared in respect of 2004 as at the date of approval of these financial statements.

11 Property, plant and equipment

Balance of property, plant and equipment consist of following items:

	GROUP		COMPANY	
	2004	2003	2004	2003
Property, plant and equipment	941,018	1,120,429	809,878	969,731
Prepayments for property plant and equipment	9	14	9	14
	941,027	1,120,443	809,887	969,745

GROUP	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2004					
Opening net book amount	188,553	882,130	32,546	17,200	1,120,429
Exchange rate differences	-	-	5	-	5
Additions	228	1,985	2,364	59,803	64,380
Reclassifications	(126)	(557)	(588)	(2)	(1,273)
Disposal of subsidiary	-	-	(194)		(194)
Disposals and retirements	(12,433)	(3,586)	(1,799)	-	(17,818)
Transfers from construction in progress	869	63,518	8,741	(73,128)	-
Depreciation charge	(8,803)	(203,823)	(11,885)	-	(224,511)
Closing net book amount	168,288	739,667	29,190	3,873	941,018
At 31 December 2004					
Cost	234,420	2,188,661	90,534	3,929	2,517,544
Accumulated depreciation	(66,132)	(1,448,994)	(61,344)	(56)	(1,576,526)
Net book amount	168,288	739,667	29,190	3,873	941,018
At 31 December 2003					
Cost	264,205	2,269,063	96,950	18,000	2,648,218
Accumulated depreciation	(75,652)	(1,386,933)	(64,404)	(800)	(1,527,789)
Net book amount	188,553	882,130	32,546	17,200	1,120,429

(All tabular amounts are in LTL '000 unless otherwise stated)

11 Property, plant and equipment (continued)

COMPANY	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2004					
Opening net book amount	76,988	864,510	11,033	17,200	969,731
Additions	-	765	6,651	59,774	67,190
Disposals and write-offs	(10,565)	(3,290)	(870)	-	(14,725)
Reclassifications	(127)	799	-	-	672
Transfers from construction in progress	869	67,712	4,534	(73,115)	-
Depreciation charge	(5,696)	(200,646)	(6,648)	-	(212,990)
Closing net book amount	61,469	729,850	14,700	3,859	809,878
At 31 December 2004					
Cost or indexed cost	114,781	2,158,370	61,722	3,915	2,338,788
Accumulated depreciation	(53,312)	(1,428,520)	(47,022)	(56)	(1,528,910)
Net book amount	61,469	729,850	14,700	3,859	809,878
At 31 December 2003					
Cost or indexed cost	142,714	2,229,550	61,853	18,000	2,452,117
Accumulated depreciation	(65,725)	(1,365,041)	(50,820)	(800)	(1,482,386)
Net book amount	76,989	864,509	11,033	17,200	969,731

The depreciation, amortisation and impairment charge in the income statement consists of the following items:

	GROUP		COMPANY	
	2004	2003	2004	2003
Depreciation of property, plant and equipment	224,511	323,271	212,990	306,722
Amortisation of intangible assets (Note 12)	68,380	74,350	62,683	65,588
Impairment of goodwill (Note 13)	-	1,634	-	275
Goodwill depreciation (Note 13)	-	-	924	3,787
Amortisation of grants received	(2,722)	(2,645)	(2,722)	(2,645)
Other movements	647	885	-	1,767
	290,816	397,495	273,875	375,494

As at 31 December 2004 property, plant and equipment include items (ducts and other real estate items) that are not formally registered with the Cadastre and Register of Land and Other Immovable Property. Such registration is formally required to confirm the legal ownership of such property. The carrying value of these assets amounted to LTL 115.7 million as at 31 December 2004 (2003: LTL 120.4 million). There were no practical procedures to estimate the future cost of registration of these assets. The Company uses these assets in its operations and pays real estate tax on these assets. The Company's management has no doubts as to the legal title to these assets.

In 2003, the Company performed a detailed review of the carrying values of specific items of property, plant and equipment. Based on the results of this review the Company's management made a decision to reduce the carrying value of certain assets (mostly telecommunication equipment and buildings) due to the fact that the carrying values of these assets were in excess of their recoverable amounts. The total write-down in the value of

(All tabular amounts are in LTL '000 unless otherwise stated)

12 Intangible assets

Balance of intangible assets consists of following items:

	GROUP		COMPANY	
	2004	2003	2004	2003
Intangible assets	83,450	142,806	78,949	133,309
Prepayments for intangibles assets	125	73	125	73
	83,575	142,879	79,074	133,382

GROUP	Licences	Software	Goodwill	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2004						
Opening net book amount	986	125,178	1,758	7,637	7,247	142,806
Additions	-	667	8	13	9,742	10,430
Disposals and write-offs	-	(4)	-	(115)	-	(119)
Reclassifications	-	15,447	-	1,037	(16,484)	-
Reclassifications to other accounts	-	(1,264)	-	(23)	-	(1,287)
Amortisation charge	(258)	(64,135)	(1,164)	(2,525)	(298)	(68,380)
Closing net book amount	728	75,889	602	6,024	207	83,450
At 31 December 2004						
Cost	2,575	353,040	20,106	15,168	505	391,394
Accumulated amortisation	(1,847)	(277,151)	(19,504)	(9,144)	(298)	(307,944)
Net book amount	728	75,889	602	6,024	207	83,450
At 31 December 2003						
Cost	2,575	341,350	20,728	14,263	7,247	386,163
Accumulated amortisation	(1,589)	(216,172)	(18,970)	(6,626)	-	(243,357)
Net book amount	986	125,178	1,758	7,637	7,247	142,806

The Company holds a licence for the provision of fixed, long distance and international telecommunication services, also including data transmission in Lithuania. The licence also provides the right to construct and develop the network for provision of the above-mentioned services. The licence was issued on 31 October 1997, amended in June 1998 and is valid until 31 October 2007. The cost of the licence amounted to LTL 1.7 million and accumulated amortisation amounted to LTL 1.0 million as at 31 December 2004.

The Company's subsidiary UAB Comliet holds a licence granted on 31 October 1997 for rights to operate NMT 450 mobile cellular network. The licence is valid until 31 October 2007. The Group uses NMT 450 network to provide wireless local loop (WLL) to customers in remote areas and for intra-group communication needs. The cost of the licence amounted to LTL 0.9 million and accumulated amortisation amounted to LTL 0.6 million as at 31 December 2004.

(All tabular amounts are in LTL '000 unless otherwise stated)

12 Intangible assets (continued)

COMPANY	Licences	Software	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2004					
Opening net book amount	648	117,809	7,605	7,247	133,309
Additions	-	-	-	9,721	9,721
Disposals and write-offs	-	-	(110)	-	(110)
Reclassifications	-	15,888	1,037	(16,925)	-
Reclassifications to other accounts	-	(1,265)	(23)	-	(1,288)
Amortisation charge	(169)	(60,005)	(2,509)	-	(62,683)
Closing net book amount	479	72,427	6,000	43	78,949
At 31 December 2004					
Cost	1,691	332,956	15,047	43	349,737
Accumulated amortisation	(1,212)	(260,529)	(9,047)	-	(270,788)
Net book amount	479	72,427	6,000	43	78,949
At 31 December 2003					
Cost	1,691	321,352	14,156	7,247	344,446
Accumulated amortisation	(1,043)	(203,543)	(6,551)	-	(211,137)
Net book amount	648	117,809	7,605	7,247	133,309

13 Investments in subsidiaries and associates

	GROUP		COMPANY	
	2004	2003	2004	2003
At the beginning of year	1,173	879	188,317	237,293
Reduction of share capital of subsidiary	-	-	(10,000)	(12,000)
Dividends received	(298)	(162)	(1,478)	(37,636)
Goodwill amortisation	-	-	(924)	(3,787)
Goodwill impairment	-	-	-	(275)
Share of results of subsidiaries before tax	-	-	(131)	7,060
Share of results of associates before tax	502	562	502	562
Share of tax of subsidiaries and associates (Note 8)	(83)	(106)	(1,187)	(1,934)
Impact of treasury shares accounting (Note 17)	-	-	(23,977)	(966)
At end of year	1,294	1,173	151,122	188,317

(All tabular amounts are in LTL '000 unless otherwise stated)

14 Receivables, prepayments and accrued revenue

	GROUP		COMPANY	
	2004	**2003**	**2004**	**2003**
Trade receivables from business and residents	93,863	108,767	85,781	96,425
Trade receivables from other operators	20,344	15,222	20,344	15,222
Provision for impairment	(27,252)	(32,564)	(26,554)	(32,124)
Loans to subsidiaries	-	-	1,000	1,560
Accrued revenues from operators	10,096	32,901	10,096	32,901
Other accrued revenues	4,941	859	3,170	730
Derivative instruments	-	323	-	323
Prepaid expenses and other receivables	12,714	10,726	19,373	14,716
	114,706	136,234	113,210	129,753

The Group's historical experience in collection of accounts receivable falls within the recorded provisions.

15 Held-to-maturity investments

Held-to-maturity investments consist of bonds issued by Lithuanian banks. The effective interest rate on the bonds was 2.32% and these bonds will mature in 114 days on average.

16 Cash and cash equivalents

	GROUP		COMPANY	
	2004	**2003**	**2004**	**2003**
Cash in hand and at bank	69,494	96,978	54,274	72,129
Short term bank deposits	18,436	19,939	-	5,524
Restricted cash	584	712	584	712
	88,514	117,629	54,858	78,365

The effective interest rate on the Group's short-term bank deposits, held with Lithuanian banks was 1.82% and these deposits will mature in 15 days on average.

Restricted cash includes short-term deposits in AB Hansabankas amounting to LTL 0.6 million (2003: LTL 0.7 million) relating to loans granted by AB Hansabankas to the Group's employees to finance purchase or reconstruction of private apartments. The effective interest rate on these deposits is 0.47% (2003: 0.5%).

17 Share capital and treasury shares

Authorised share capital comprises 814,912,760 ordinary shares of LTL 1 par value each. All shares are fully paid.

According to the agreement signed by the State Property Fund, the Company and Amber Teleholding A/S on 7 July 1998, the General Meeting of Shareholders assigned the status of a special share to one of the shares owned by the State Property Fund on 26 April 2000. The special rights attached to this share outlined in the Company's By-laws expired on 1 January 2003. There were no other changes in share capital during 2004 and

(All tabular amounts are in LTL '000 unless otherwise stated)

17 Share capital and treasury shares (continued)

In September 2002, AB Lietuvos Telekomas acquired from its subsidiary UAB Lintel all the shares of UAB Lintkom. No gain or loss on sale of these shares was recognised in the financial statements of UAB Lintel. As a result of this transaction the Company owned 100% of shares of UAB Lintkom and UAB Lintkom owned 4.67% shares of the Company. As UAB Lintkom was a dormant subsidiary, the shares of AB Lietuvos Telekomas owned by UAB Lintkom were considered to be treasury shares and directly deducted from shareholders' equity in the Company's balance sheet at their purchase cost of LTL 120.0 million as at 31 December 2002.

On 18 December 2003, AB Lietuvos Telekomas sold back all shares of UAB Lintkom to UAB Lintel and a decision was made to merge these companies. No gain or loss on this transaction was recognised in the Company's financial statements. In May 2004, the legal merger of companies was completed. All assets, including treasury shares, and liabilities of UAB Lintkom were transferred to UAB Lintel.

The Company continues to treat AB Lietuvos Telekomas shares held by UAB Lintel as treasury shares and directly deducts them from shareholders' equity in the Company's balance sheet at their purchase cost of LTL 120.0 million as at 31 December 2004.

18 Legal reserve

A legal reserve is a compulsory reserve under Lithuanian legislation. Annual transfer of 5% of profit available for distribution, calculated in accordance with Lithuanian regulatory legislation on accounting, is compulsory until the reserve including share premium reaches 10% of the share capital. The legal reserve can be used to cover the accumulated losses.

19 Trade, other payables and accrued liabilities

	GROUP		COMPANY	
	2004	**2003**	**2004**	**2003**
Trade payables	32,028	31,060	36,033	39,943
Trade payables to operators	5,220	10,735	5,220	10,735
Taxes, salaries and social security payable	12,138	4,242	8,563	764
Accruals to operators	4,690	10,496	4,690	10,496
Accrued liabilities	6,928	21,555	4,726	18,136
Derivative instruments (Note 22)	7,351	15,740	7,351	15,740
Other payables and deferred revenue	4,451	1,659	3,472	1,202
	72,806	95,487	70,055	97,016

(All tabular amounts are in LTL '000 unless otherwise stated)

20 Borrowings

	GROUP		COMPANY	
	2004	2003	2004	2003
Current				
Current portion of long-term bank borrowings	6,336	22,381	6,336	22,381
Bonds	-	150,000	-	150,000
Short term borrowings	-	429	-	-
Finance lease liabilities	128	60	61	-
	6,464	172,870	6,397	172,381
Non-current				
Long-term bank borrowings	6,716	14,790	6,336	14,790
Finance lease liabilities	274	103	211	-
	6,990	14,893	6,547	14,790
Total borrowings	13,454	187,763	12,944	187,171

As at 31 December 2004 bank borrowings of LTL 12.7 million (2003: LTL 22.7 million) were guaranteed by the Lithuanian Government.

The exposure of the bonds issued and bank borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

	6 months or less	6-12 months	1-5 years	Total
At 31 December 2004				
Total borrowings	13,052	-	-	13,052
At 31 December 2003				
Total borrowings	185,956	665	979	187,600

After taking account of interest rate swaps, the interest rate exposure of borrowings (excluding finance lease) at the balance sheet date was as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
Total borrowings:				
– at fixed rates	-	159,873	-	159,444
– at floating rates	13,052	27,727	12,672	27,727
	13,052	187,600	12,672	187,171

After taking account of interest rate swaps, the effective interest rates relating to the Group's borrowings at the balance sheet date were as follows

	GROUP		COMPANY	
	2004	2003	2004	2003
Bank borrowings	4.18%	4.22%	4.21%	4.22%

(All tabular amounts are in LTL '000 unless otherwise stated)

20 Borrowings (continued)

Maturities of non-current borrowings (excluding finance lease liabilities) are disclosed below:

	GROUP		COMPANY	
	2004	2003	2004	2003
Between 1 and 2 years	6,716	7,885	6,336	7,885
Between 2 and 5 years	-	6,905	-	6,905
Over 5 years	-	-	-	-
	6,716	14,790	6,336	14,790

21 Deferred income taxes

The gross movement on the deferred income tax account is as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
At beginning of year	78,422	113,844	59,722	93,611
Income statement credit (Note 8)	(23,273)	(35,422)	(20,586)	(33,889)
At end of year	55,149	78,422	39,136	59,722

According to Lithuanian tax legislation, investments of the Company in subsidiaries qualify for participation exemption, therefore deferred income tax liabilities have not been established on the unremitted earnings of subsidiaries.

The movement in deferred tax assets and liabilities of the Group (prior to offsetting of balances) during the period is as follows:

GROUP– deferred tax liabilities	Investment relief	Other	Total
At 1 January 2004	139,365	-	139,365
Charged/ (credited) to net profit	(29,364)	-	(29,364)
At 31 December 2004	110,001	-	110,001

GROUP – deferred tax assets	Tax losses	Accelerated depreciation	Other	Total
At 1 January 2004	-	(58,680)	(2,263)	(60,943)
Charged/ (credited) to net profit	(779)	6,878	(8)	6,091
At 31 December 2004	(779)	(51,802)	(2,271)	(54,852)

(All tabular amounts are in LTL '000 unless otherwise stated)

21 Deferred income taxes (continued)

Deferred income tax assets are recognised for tax loss carry-forward to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of LTL 0.9 million (2003: nil) in respect of losses that can be carried forward against future taxable income and expires in 2009.

The movement in deferred tax assets and liabilities of the Company (prior to offsetting of balances) during the period is as follows:

COMPANY – deferred tax liabilities	Investment relief	Other	Total
At 1 January 2004	120,299	-	120,299
Charged/ (credited) to net profit	(27,410)	-	(27,410)
At 31 December 2004	92,889	-	92,889

COMPANY – deferred tax assets	Accelerated depreciation	Other	Total
At 1 January 2004	(58,680)	(1,897)	(60,577)
Charged/ (credited) to net profit	6,878	(54)	6,824
At 31 December 2004	(51,802)	(1,951)	(53,753)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	GROUP		COMPANY	
	2004	2003	2004	2003
Deferred tax assets	(54,852)	(60,943)	(53,753)	(60,577)
Deferred tax liabilities	110,001	139,365	92,889	120,299
	55,149	78,422	39,136	59,722

22 Financial instruments

As at 31 December 2004 the Company's and the Group's borrowings denominated in US dollars comprised USD 5.0 million or LTL 12.7 million (2003: USD 12.6 million or LTL 34.8 million). As at 1 February 2002 the Company entered into swap contracts, according to which the denomination of borrowings in US dollars was swapped to Euro. One contract remains unexpired as 31 December 2004.

At the balance sheet date the fair value of the above-mentioned derivative financial instrument was negative and amounted to LTL 7.4 million (2003: LTL 15.7 million). This amount is disclosed under trade, other payables and accrued liabilities (see Note 19).

(All tabular amounts are in LTL '000 unless otherwise stated)

23 Contingent liabilities

At 31 December 2004, the Company had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise. In the ordinary course of business the Company has given guarantees amounting to LTL 1.0 million (2003: LTL 0.8 million). The Company has also given guarantees for the Company's employees amounting to LTL 0.2 million (2003: LTL 0.1 million).

24 Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	GROUP		COMPANY	
	2004	**2003**	**2004**	**2003**
Property, plant and equipment	6,346	7,046	6,346	7,046
Intangible assets	249	4,998	183	4,998
	6,595	12,044	6,529	12,044

Operating lease commitments – where the Group is the lessee

The Group and the Company leases passenger cars under operating lease agreements. The future aggregate minimum lease payments under operating leases are as follows:

	GROUP		COMPANY	
	2004	**2003**	**2004**	**2003**
Not later than 1 year	610	-	559	-
Later than 1 year but not later than 5 years	1,191	-	1,043	-
Later than 5 years	24	-	-	-
	1,825	-	1,602	-

25 Minority interest

	GROUP	
	2004	**2003**
At the beginning of year	3,536	2,354
Dividend paid to minority	(1,157)	(316)
Other movements in minority	68	21
Minority share of net profit (loss) of subsidiaries	1,452	1,477
At end of year	3,899	3,536

(All tabular amounts are in LTL '000 unless otherwise stated)

26 Related party transactions

The Group is controlled by Amber Teleholding A/S which owns 60 % of the Company's shares. The ultimate parent of the Group is TeliaSonera AB.

In 2004 international telecommunication and other services revenues from TeliaSonera AB and its subsidiaries except for UAB Omnitel equalled LTL 16.8 million (2003: LTL 12.8 million). International telecommunication and other services expenses incurred with TeliaSonera AB and its subsidiaries except for UAB Omnitel during the year 2004 amounted to LTL 15.6 million (2003: LTL 18.7 million).

As at 31 December 2004 trade receivables from TeliaSonera AB and its subsidiaries, except for UAB Omnitel amounted to LTL 1.5 million (2003: LTL 2.4 million), trade payables amounted to LTL 1.2 million (2003: LTL 2.8 million), accrued interconnection revenues amounted to LTL 1.6 million (2003: LTL 1.3 million) and accrued interconnection expenses totalled LTL 1.3 million (2003: LTL 0.5 million).

In 2004 telecommunication and other services revenues from UAB Omnitel, a subsidiary of TeliaSonera AB equalled LTL 24.6 million (2003: LTL 31.2 million). Telecommunication and other services expenses incurred with UAB Omnitel during the year 2004 amounted to LTL 39.2 million (2003: LTL 37.7 million).

As at 31 December 2004 trade receivables from UAB Omnitel amounted to LTL 0.2 million (2003: LTL 0.3 million), trade payables amounted to LTL 2.2 million (2003: LTL 1.4 million), accrued interconnection revenues amounted to LTL 2.0 million (2003: LTL 2.4 million) and accrued interconnection expenses totalled LTL 3.1 million (2003: LTL 3.0 million).

In 2004 services revenues from associates entity TietoEnator Consulting UAB equalled LTL 0.9 million (2003: LTL 1.9 million), expenses incurred with TietoEnator Consulting UAB during the year 2004 amounted to LTL 4.6 million (2003: LTL 5.0 million). In 2004, the Group also acquired fixed assets of LTL 3.2 million (2003:LTL 4.3 million) from TietoEnator Consulting UAB.

As at 31 December 2004 trade receivables and accrued revenues from TietoEnator Consulting UAB amounted to LTL 0.1 million (2003: LTL 0.1 million), trade payables amounted to LTL 2.1 million (2003: LTL 1.4 million).

All transactions with related parties are carried out based on the arm's length principle.

In 2004 the total remuneration of the Group's top four management members (2003: four members) amounted to LTL 1.9 million (in 2003: LTL 1.0 million).

File No. 82-5086

AB Lietuvos Telekomas
Prospectus - Report for the Year 2004

(Prepared according to the Rules on Periodic Disclosure of Information about Issuers' Activities and their Securities approved by the Securities Commission of Lithuania)

Table of contents

I. GENERAL PROVISIONS

1. Accountable period for which the yearly prospectus - report has been prepared

Year 2004.

2. Main data about the Issuer

Name of the Issuer	AB Lietuvos Telekomas
Authorised capital	814,912,760 litas
Registered office	Savanorių pr. 28, LT-03501 Vilnius, Lithuania
Telephone number	+370 46 48 15 11
Fax number	+370 5 212 66 65
E-mail address	info@telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economy of the Republic of Lithuania
Registration No.:	BI 98 - 195
Code in the Register of Enterprises	1212 1543 4
Administrator of Register of Legal Persons	State Enterprise Centre of Registers
Internet address	www.telecom.lt

3. Nature of the Issuer's core business

The main business of AB Lietuvos Telekomas is provision of telecommunications services.

Lietuvos Telekomas' Group provides fixed-line telephony, Internet-related and data communication services, wholesale services for other local and international telecommunications operators as well as other services. From 1 January 2003, Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

4. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas' headquarters at Savanorių pr. 28, Vilnius, on business days from 8 a.m. till 5 p.m.

The Company's notices, including information and other documents related to the General Meeting to be convened, as well as notices and information about reorganisation or liquidation of the Company, resolutions (decisions) of the General Meeting and the Board, other notices and document which according to the laws of the Republic of Lithuania, these By-laws or resolutions (decisions) of the Company's bodies must be announced to all Shareholders and/or other persons, shall be given in daily Lietuvos Rytas or delivered personally to each Shareholder or any person to whom notification is required, by registered mail or by recorded delivery.

Announcements about material events of the Company are submitted to daily Lietuvos Rytas, news agencies Baltic News Service and ELTA.

5. Persons responsible for the accuracy of information in the report

5.1. Members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 00, fax. +370 5 212 66 65.

Jan-Erik Elsérius, Chief Financial Officer - Deputy General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 03, fax. +370 5 231 38 60.

5.2. -----------

6. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

AB Lietuvos Telekomas represented by General Manager Arūnas Šikšta and Chief Financial Officer - Deputy General Manager Jan-Erik Elsérius hereby confirms that information contained in this report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities as well as on the market price of those securities and their valuation.

General Manager of
AB Lietuvos Telekomas


RESPUBLIKA
AKCINĖ BENDROVĖ
LIETUVOS TELEKOMAS
VILNIUS
Seal

Arūnas Šikšta

23 May 2005

Chief Financial Officer - Deputy General Manager of AB Lietuvos Telekomas

Jan-Erik Elsérius

23 May 2005

The report is prepared in Vilnius, May 2005.

II. INFORMATION ABOUT THE ISSUER'S SHARE CAPITAL AND ISSUED SECURITIES

7. The Issuer's share capital

7.1. Share capital registered in the companies' register

The share capital of AB Lietuvos Telekomas registered in the Register of Legal Persons is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas' share capital is as follows:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Part in the share capital (%)
Ordinary registered shares (ORS)	814,912,760	1	814,912,760	100.00
Total:	814,912,760	-	814,912,760	100.00

All shares of AB Lietuvos Telekomas are paid for.

7.2. Information about projected increase of the share capital by conversion or swap of issued debentures or derivatives into shares

----

8. Shareholders

The following shareholders hold more than 5 per cent of the Company's share capital on the day of the Annual General Meeting of Shareholders held on 22 April 2005:

Name and surname of the shareholder (name of enterprise, type and registered office, code in the register of enterprises)	Number of ordinary registered shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, c/o TeliaSonera Danmark A/S, Ejby Industrivej 135, 2600 Glostrup, Denmark, register code 244.793 (a)	488,947,656	60.00	62.94	--

NOTE: (a) Amber Teleholding A/S is a fully owned subsidiary of TeliaSonera AB, Sweden.

During the year 2004, the State of Lithuania reduced its shareholding in Lietuvos Telekomas from 8.12 per cent (31 Dec. 2003) to 4.56 per cent (31 Dec. 2004) by giving up shares of the Company as a compensation to Lithuanian citizens for the realty redeemable by the State of Lithuania.

As of 31 December 2004, the State of Lithuania, represented by state enterprise State Property Fund, held 37,129,825 shares, i.e. 4.56 per cent of the share capital of the Company and 4.78 per cent of votes. On the day of the Annual General Meeting of Shareholders held on 22 April 2005 the State of Lithuania, represented by state enterprise State Property Fund had 22,797,073 shares, i.e. 2.80 per cent of the share capital of the Company and 2.93 per cent of votes.

As of 31 December 2004, the total number of AB Lietuvos Telekomas' shareholders was 10,103. The number of shareholders on the day of the last General Meeting of Shareholders, which was held on 22 April 2005, was 10,743.

As of 31 December 2004, UAB Lintel, a daughter company of AB Lietuvos Telekomas, which after reorganisation of UAB Lintkom by merger into UAB Lintel took over all assets and liabilities of UAB Lintkom, held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital. UAB Lintkom had acquired shares during the IPO in 2000. Following the Lithuanian Company Law, AB Lietuvos Telekomas' shares held by UAB Lintel are considered as treasury stocks.

9. Basic characteristics of shares issued into public circulation of securities

Shares of AB Lietuvos Telekomas issued into public circulation of securities:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issued into circulation
Ordinary registered shares	814,912,760	1	814,912,760	During reorganisation of the state enterprise into the stock company

On 20 June 1997, for public circulation the Lithuanian Securities Commission registered 814,912,760 ordinary registered shares of AB Lietuvos Telekomas, par value of one litas each (Act No. AB-3920). Shares were issued during the reorganisation of the state enterprise Lietuvos Telekomas into the stock company Lietuvos Telekomas.

On 6 August 1999, the Lithuanian Securities Commission annulled the registration of 40,465,212 ordinary registered shares (Certificate No. AB-45) and registered 40,465,212 ordinary registered employees' shares (Act No. AB-4595). Shares are registered following the Lithuanian Law on Privatisation of State and Municipal Property, AB Lietuvos Telekomas Privatisation Program announced on 11 May 1998 and Resolution of AB Lietuvos Telekomas' General Meeting of Shareholders held on 29 July 1999. The circulation of employees' shares was restricted (owners of employees' shares could not sell or otherwise transfer shares into the ownership of any person, who was not granted the right to acquire such shares, within one year after the day of shares' acquisition).

On 1 June 2000, the Lithuanian Securities Commission annulled the registration of one ordinary registered share (Certificate No. AB-181) and registered one special share for non-public circulation (Act No. AB-4713).

On 17 August 2000, the Lithuanian Securities Commission annulled the registration of 40,465,212 employees' shares (Certificate No. AB-222) and registered 40,465,212 ordinary registered shares for public circulation from 23 August 2000. On 5 July 2000, AB Lietuvos Telekomas' General Meeting of Shareholders resolved to convert 40,465,212 employees' shares into ordinary registered shares. The amendments to the Company's By-laws concerning conversion of employees' shares into ordinary registered shares were registered on 23 August 2000.

On 22 May 2003, the Securities Commission of Lithuania annulled registration of the special share (Certificate No. AB-866) and registered one ordinary registered share for public circulation (Act No. AB-5167). The amended By-Laws of the Company were registered on 4 June 2003.

10. Information about the shares, which are registered and placed for non-public circulation of securities

----

11. Information about depository receipts issued on the basis of shares

On 12 June 2000, after sell-off of 203,728,190 ordinary registered shares, which were owned by the State, during the Initial Public Offering by the state enterprise State Property Fund, AB Lietuvos Telekomas launched the Global Depository Receipt (GDR) program.

According to the program, one Lietuvos Telekomas' GDR represents ten ordinary registered shares of AB Lietuvos Telekomas. The program's Depository is Deutsche Bank Trust Company Americas, 60 Street, New York, NY 10005, U.S.A.

Lietuvos Telekomas' GDR are listed on the Official List of the UK Listing Authority and are quoted on the International Order Book (IOB) operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of Nasdaq Stock Market Inc.

On 22 April 2005, the day of the last Annual General Meeting of Shareholders, there were 11,629,839 Global Depository Receipts issued on the basis of 116,298,390 shares that amount for 14.27 per cent of the Company's share capital.

Number of deposited shares of AB Lietuvos Telekomas and number of depository receipts:

Date	Number of shares	Number of GDRs
31 March 2003	113,887,950	11,388,795
30 June 2003	111,837,950	11,183,795
30 September 2003	111,652,950	11,165,295
31 December 2003	110,928,170	11,092,817
31 March 2004	112,203,890	11,220,389
30 June 2004	112,803,890	11,280,389
30 September 2004	112,803,890	11,280,389
31 December 2003	112,483,890	11,248,389

12. The main characteristics of debt securities issued into public circulation of securities

----

13. Information about debt securities, which are registered and placed for non-public circulation of securities

----

14. Securities, which do not certify the participation in the share capital, but which circulation is regulated by the Law on Public Trading, except debt securities

----

III. INFORMATION ABOUT SECONDARY CIRCULATION OF SECURITIES ISSUED BY THE ISSUER

15. Securities included into trading lists of stock exchanges

The following securities of AB Lietuvos Telekomas are included into the Official List of the Vilnius Stock Exchange:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issue Code
Ordinary registered shares	814,912,760	1	814,912,760	12391

From 16 June 2000, no more than 28,549,990 Lietuvos Telekomas' Global Depository Receipts (1 GDR represents 10 ORS) are admitted to the Official List of the UK Listing Authority and could be quoted on International Order Book (IOB) system operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of the Nasdaq Stock Market Inc.

16. Trading in Issuer's securities on stock exchanges and other organised markets

Trading in AB Lietuvos Telekomas' ordinary registered shares on the Central Market of the Vilnius Stock Exchange:

Period	Price (in litas)		Turnover (in litas)	
	Highest	Lowest	Biggest	Smallest
01/01/2003 - 31/03/2003	1.01	0.83	240,131	0
01/04/2003 - 30/06/2003	1.41	1.00	902,134	0
01/07/2003 - 30/09/2003	1.74	1.30	765,230	29,495
01/10/2003 - 31/12/2003	1.58	1.43	828,834	13,005
01/01/2004 - 31/03/2004	2.29	1.58	1,017,707	43,301
01/04/2004 - 30/06/2004	2.35	1.80	611,295	14,271
01/07/2004 - 30/09/2004	1.91	1.70	7,397,045	8,721
01/10/2004 - 31/12/2004	2.16	1.89	2,400,812	68,272

Period	Last session		Total turnover	
	Price (in litas)	Turnover (in litas)	Number of shares	In litas
01/01/2003 - 31/03/2003	1.00	30,695	3,408,355	3,092,293
01/04/2003 - 30/06/2003	1.41	98,764	10,108,348	11,569,524
01/07/2003 - 30/09/2003	1.49	78,454	9,294,056	14,105,804
01/10/2003 - 31/12/2003	1.57	333,181	7,774,378	11,749,671
01/01/2004 - 31/03/2004	2.27	266,475	10,201,383	19,133,165
01/04/2004 - 30/06/2004	1.84	38,977	4,086,098	8,376,018
01/07/2004 - 30/09/2004	1.89	346,940	16,015,505	28,664,534
01/10/2004 - 31/12/2004	2.15	216,886	16,064,580	32,328,897

Block trading in AB Lietuvos Telekomas' ordinary registered shares:

Period	Average price (in litas)	Total turnover	
		Number of shares	In litas
01/01/2003 - 31/03/2003	0.90	4,120,410	3,695,785
01/04/2003 - 30/06/2003	1.11	1,375,643	1,526,385
01/07/2003 - 30/09/2003	1.52	5,193,799	7,874,521
01/10/2003 - 31/12/2003	1.51	5,169,644	7,798,237
01/01/2004 - 31/03/2004	1.86	9,943,955	18,507,093
01/04/2004 - 30/06/2004	2.06	1,281,787	2,641,030
01/07/2004 - 30/09/2004	1.72	7,661,869	13,148,522
01/10/2004 - 31/12/2004	2.04	6,622,629	13,535,780

Trading in Lietuvos Telekomas' Global Depository Receipts on London Stock Exchange:

Period	Price (in US dollars)		Turnover (in GBP)	
	Highest	Lowest	Biggest	Smallest
01/01/2003 - 31/03/2003	3.075	2.650	666,716	0
01/04/2003 - 30/06/2003	4.525	3.075	812,318	0
01/07/2003 - 30/09/2003	5.075	4.425	117,401	0
01/10/2003 - 31/12/2003	5.500	4.925	675,042	0
01/01/2004 - 31/03/2004	8.125	5.255	231,773	0
01/04/2004 - 30/06/2004	8.175	6.425	176,894	0
01/07/2004 - 30/09/2004	6.830	5.975	382,821	0
01/10/2004 - 31/12/2004	8.500	6.700	939,649	0

Period	Last session		Total turnover	
	Price (in USD)	Turnover (in GBP)	Number of GDRs	In GBP
01/01/2003 - 31/03/2003	3.075	0	1,371,382	2,362,294
01/04/2003 - 30/06/2003	4.525	35 004	1,071,400	2,340,382
01/07/2003 - 30/09/2003	4.975	0	187,220	531,440
01/10/2003 - 31/12/2003	5.500	0	262,796	771,540
01/01/2004 - 31/03/2004	8.125	0	335,400	1,374,250
01/04/2004 - 30/06/2004	6.525	0	135,095	549,038
01/07/2004 - 30/09/2004	6.730	0	392,050	1,429,946
01/10/2004 - 31/12/2004	8.500	0	1,077,775	4,470,758

17. Market capitalisation of securities

Capitalisation of AB Lietuvos Telekomas' ordinary registered shares traded on the Vilnius Stock Exchange:

Date	Number of shares	Central market price (in litas)	Capitalisation (in litas)
31 March 2004	814,912,759	2.27	1,849,851,965
30 June 2004	814,912,760	1.84	1,499,439,478
30 September 2004	814,912,760	1.89	1,540,185,116
31 December 2004	814,912,760	2.15	1,752,062,434

18. Trading in Issuer's securities outside the stock exchange

----

19. Information about the buy-back of its own shares by the Issuer

On 12 June 2000, during the Initial Public Offering UAB Lintkom acquired 12,698,412 ordinary registered shares of AB Lietuvos Telekomas (1 share price was LTL 3.15) and 2,539,683 Lietuvos Telekomas' Global Depository Receipts (1 GDR price was USD 7.875) (1 Lietuvos Telekomas' GDR represents 10 ordinary registered shares of the Company). Overall, UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' share capital.

In September 2002, Lietuvos Telekomas acquired all shares of UAB Lintkom from UAB Lintel. In December 2003, Lietuvos Telekomas transferred all UAB Lintkom shares to UAB Lintel. In March 2004, reorganisation of Lintel and Lintkom by merger of UAB Lintkom into UAB Lintel was started and in May 2004 was over. After reorganisation UAB Lintel continues its operations while UAB Lintkom terminated its operations. Now AB Lietuvos Telekomas' subsidiary UAB Lintel holds 4.67 per cent of the Company's shares that following the Lithuanian Company Law are considered as treasury stocks of Lietuvos Telekomas.

As of 31 December 2004, UAB Lintel held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital.

AB Lietuvos Telekomas has never acquired any shares from the management of Lietuvos Telekomas.

20. Announcement of the official tender offer

----

21. Issuer's paying agents

----

22. Agreements with intermediaries of public trading in securities

On 1 December 2000, AB Lietuvos Telekomas and AB SEB Vilniaus Bankas, Gedimino pr. 12, LT-01103 Vilnius, made an agreement on accounting of the Company's securities and services related to the accounting of securities.

IV. INFORMATION ABOUT THE ISSUER'S ACTIVITIES

23. Legal basis for Issuer's activities

In conducting its business AB Lietuvos Telekomas follows the Company Law, Law on Telecommunications, Law on Securities Market and other laws and legal acts of the Republic of Lithuania and Company's By-laws.

24. Membership in associated structures

After merger of Telia AB, Sweden, and Sonera Oy, Finland, into one company - TeliaSonera AB, registered in Sweden, on 9 December 2002, Amber Teleholding A/S, the largest shareholder of AB Lietuvos Telekomas that hold 60 per cent of Lietuvos Telekomas' shares, became a fully owned subsidiary of TeliaSonera AB, and AB Lietuvos Telekomas became an indirectly owned subsidiary of TeliaSonera AB.

From December 2002 financial statements of Lietuvos Telekomas' Group are consolidated into consolidated financial statements of TeliaSonera AB.

In Lithuania TeliaSonera AB through its subsidiary Amber Mobile AB holds 100 per cent of UAB Omnitel shares.

25. Brief description of the Issuer's history

The state enterprise Lietuvos Telekomas, which share capital was entirely owned by the State, was registered on 6 February 1992. The Company provided services of local, long-distance and international automatic telephone communication, telegraph and telex, wire radio broadcasting, sounding of public events, as well as other communication services on the whole territory of the Republic of Lithuania.

On 16 June 1997, by the resolution of the Government of the Republic of Lithuania, the state enterprise Lietuvos Telekomas was reorganised into the stock company Lietuvos Telekomas. The share capital of the Company (814,912,760 litas) was fully owned by the State.

On 9 June 1998, the Law on Telecommunications of the Republic of Lithuania was passed. The Law granted Lietuvos Telekomas an exclusive right to provide fixed-line telephony services until 31 December 2002.

On 7 July 1998, the state enterprise State Property Fund sold 488,947,656 shares of AB Lietuvos Telekomas (60 per cent of the Company's share capital), which were owned by the State, to the consortium Amber Teleholding A/S, Denmark, established by Swedish Telia AB and Finish Sonera Oy.

In August 1999, during implementation of the privatisation programme of AB Lietuvos Telekomas 7,194 employees of the Company acquired from the State 40,465,212 ordinary registered employees' shares (4,97 per cent of the Company's share capital). On 23 August 2000, the employees' shares were converted into ordinary registered shares.

On 12 June 2000, during the Initial Public Offering the state enterprise State Property Fund sold 203,728,190 AB Lietuvos Telekomas' shares (25 per cent of the Company's share capital), which were owned by the State. Since then Lietuvos Telekomas shares are traded on the National Stock Exchange of Lithuania and Global Depository Receipts issued on the basis of the Company's shares are traded on the London Stock Exchange.

Pursuant to the new Law on Telecommunications, from 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

26. Characteristics of the production (services)

Lietuvos Telekomas Group is the largest provider of the Internet, public fixed-line telephony, network interconnection and other services in Lithuania. The Company is indirectly owned by the Nordic and Baltic telecommunications leader TeliaSonera.

From 1 January 2003, Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

In 2003, Lietuvos Telekomas' Group changed grouping of its revenue following the pattern used by TeliaSonera AB for segmentation of telecommunications services. From the first quarter of 2003 services of Lietuvos Telekomas' Group are divided into the following three main groups: Fixed-line Telephony Services (including Interconnection, ISDN and Call Centers' services), Internet and Data Communication Services (including Leased Lines services) and Other Services. The revenue of the previous periods was accordingly reclassified.

In 2005, following the amendments to International Financial Reporting Standards gain on sales of property, plant and equipment was excluded from other revenue for all reporting periods.

Reclassified breakdown of revenue of Lietuvos Telekomas' Group:

	2004		2003		2002	
	in thousand of litas	%	in thousand of litas	%	in thousand of litas	%
Fixed-line telephony services:						
Subscription, installation and other charges	188,857	26.2	200,856	24.8	215,316	22.3
Traffic revenue	232,661	32.3	294,681	36.5	442,630	45.8
Value added services	14,839	2.0	14,341	1.8	12,338	1.3
Interconnection and wholesales services	110,871	15.4	120,258	14.9	144,930	15.0
Fixed-line telephony revenue, total	547,228	75.9	630,136	78.0	815,214	84.4
Internet and data communication	130,414	18.1	119,846	14.8	109,908	11.4
Other services	43,397	6.0	58,218	7.2	40,254	4.2
Total revenue	721,039	100.0	808,200	100.0	965,376	100.0

AB Lietuvos Telekomas, the parent company of the Group, offers customers services within fixed-line telephony, Internet, data communication, networks interconnection. Lietuvos Telekomas also operates an Internet portal *Takas*.

UAB Comliet, the largest subsidiary of Lietuvos Telekomas, specializes in construction of external wide area and indoor telecommunications as well as other indoor engineering networks. In April 2004, Comliet transferred telecommunications network maintenance, service installation and fault elimination services to Lietuvos Telekomas.

In July 2004, Comliet sold its 75 per cent stake in Latvian company Datu Tikli SIA. At present Comliet Group includes UAB Comliet Sprendimai (renamed from UAB Sonex Komunikacijos in August), OOO Comliet-Kaliningrad, Russian Federation, and Telegrupp AS, Estonia. In June 2004, UAB Comliet Sprendimai acquired 5 per cent of OOO Comliet-Kaliningrad shares from a private investor.

UAB Lintel is the largest provider of Call Center services in Lithuania, it handles 16 million contacts per year and operates 4 Call Centers. Lintel also provides Directory Inquiry Service 118,

Key Lietuvos Telekomas' Group figures:

	2004	2003 (a)	2002 (a)
Revenue (in thousand of litas)	721,039	808,200	965,376
EBITDA (in thousand of litas)	327,611	382,817	501,750
EBITDA margin (%)	45.4	47.4	52.0
Depreciation, amortisation and impairment charge (in thousand of Litas)	290,816	397,495	381,668
Operating profit (loss) (in thousand of litas)	44,872	(11,038)	128,958
Operating profit (loss) margin (%)	6.2	(1.4)	13.4
Financial activities, net (in thousand of litas)	(4,739)	(27,649)	(39,855)
Profit (loss) before tax (in thousand of litas)	40,635	(38,125)	89,440
Net profit (loss) (in thousand of litas)	32,190	(36,095)	67,032
Net profit (loss) margin (%)	4.5	(4.5)	6.9
Return on capital employed (%)	3.4	(2.6)	5.2
Return on average assets (%)	3.0	(2.3)	4.5
Return on shareholders' equity (%)	3.0	(3.1)	5.5
Gearing ratio (%)	(6.7)	6.2	23.7
Debt to equity ratio (%)	1.2	16.5	30.6
Current ratio (%)	306.0	93.3	75.0
Rate of turnover of assets (%)	54.4	47.3	48.8
Equity to assets ratio (%)	87.9	73.7	65.0
Cash flow from operating activities (in thousand of litas)	275,640	320,349	481,460
Personnel at the end of the year	3,120	3,486	4,531
Share book value (in litas)	1.44	1.46	1.57
Earnings per share (in litas)	0.04	(0.05)	0.09
Number of shares (thousand) (b)	776,818	776,818	776,818
Number of fixed lines in service	819,147	828,318	935,899
Penetration of lines per 100 residents (%) (c)	23.9	24.0	27.0
Digitisation rate (%)	92.7	91.2	87.6
Number of lines per full time employee, related to fixed-line telephony	334	281	253

NOTES: (a) Following the amendments to International Financial Reporting Standards gain and loss from sales of property, plant and equipment is excluded from total revenue and expenses into separate line of profit (loss) statement; (b) Excluding treasury stocks held by UAB Lintel (before reorganisation - UAB Lintkom); (c) Calculated on the basis of the following population: in 2004 - 3,426 thousand, in 2003 - 3,446 thousand, in 2002 - 3,463 thousand.
EBITDA – earnings before interest, tax, depreciation and amortisation.

In May, UAB Lintkom, a treasury stock holding subsidiary of Lietuvos Telekomas, was merged into UAB Lintel and from then UAB Lintel holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks).

UAB Lietuvos Telekomo Verslo Sprendimai serves more than 600 major business customers of Lietuvos Telekomas by providing complex telecommunications services and solutions combined with high quality customer care as well as offering technical consultancy services. By resolution of the Board of AB Lietuvos Telekomas starting from 1 May 2005 the activities of this subsidiary shall be integrated into the activities of Lietuvos Telekomas by setting up Business Customers Department within the structure of AB Lietuvos Telekomas.

In September 2004, Lietuvos Telekomas became the sole owner of UAB Voicecom, an Internet telephony (voice over IP) subsidiary. The company was established in 2001 by AB Lietuvos Telekomas (60 per cent of shares) and Nexcom Telecommunication LLC (USA) (40 per cent).

UAB Baltic Data Center (until July named Baltijos Informacinių Duomenų Valdymo Centras) aims to be the leading outsourcing partner in high-valued-added IT-operation management services for corporate customers in the Baltic. TietoEnator Oyj, one of the biggest IT services providers in Nordic countries, owns 40 per cent stake in the company. UAB Baltic Data Center also has its subsidiary in Latvia - Baltic Data Center SIA.

In March, Lietuvos Telekomas together with other shareholder, UAB Verslo Žinios, started liquidation of UAB Verslo Portalas, a business-to-business portal verslas.com. The shareholders of Verslo Portalas are AB Lietuvos Telekomas (30 per cent of shares) and UAB Verslo Žinios (70 per cent).

UAB TietoEnator Consulting provides companies in the Baltic region with high-value-added IT-related consulting services. The shareholders of TietoEnator Consulting are Lietuvos Telekomas (26 per cent of shares) and TietoEnator Oyj (74 per cent).

In December 2004, VšĮ Lietuvos Telekomo Sporto Klubas, a non-profit organization solely owned by Lietuvos Telekomas, opened its second sport club facility in Vilnius. The organization also supports Lietuvos Telekomas' women basketball team, a multiple champion of Lithuania and Baltic States.

Lietuvos Telekomas on the Domestic Telecommunications Market

In 2004, Lithuania's telecommunications market, covering fixed telephone communication, mobile telephone communication, leased lines, Internet access and networks interconnection services was valued at LTL 2.14 billion. As the voice services market approaches saturation, the Internet services become the key driver for telecommunications market development.

Lietuvos Telekomas retained its leading position on the fixed telephone communication and Internet services markets in 2004. According to the data of Communications Regulatory Authority, in the fourth quarter of 2004 Lietuvos Telekomas fixed telephone communication (excluding the network interconnections) market share reached 94.4 per cent in regard to the revenues, and 95 per cent according to the total calls traffic (98.6 per cent local, 91.9 per cent domestic long-distance, 71.8 per cent international and 90.7 per cent of calls from fixed to mobile telecommunications networks). At the end of 2004 21 companies provided international fixed telecommunication services in Lithuania, 9 of the aforementioned, including Lietuvos Telekomas also provided local and/or domestic long-distance calls services.

At the end of 2004, Lietuvos Telekomas had 819 thousand main telephone communication lines or 9 thousand less than in 2003. Taking into consideration the fact that 108 thousand lines were disconnected in 2003 it can be stated that the Company succeeded in stopping the reduction of number of lines and stabilize the situation. The largest reduction in 2004 was faced in regard to the residential customers' lines. The number of main lines, used by business customers has increased. On 31 December 2004 the number of fixed telephone communication lines per 100 residents was 23.9.

For provision of services in rural and more remote areas Lietuvos Telekomas used mobile networks of GSM and NMT-450 standards. At the end of 2004 the Company had approximately 39 thousand lines, connected to the network by using the GSM and NMT-450 technologies.

At the end of 2004, Lietuvos Telekomas had 5,662 payphones. The Company is to ensure provision of those universal services according to the procedure, set by the Government of the Republic of Lithuania.

In 2004, the calls traffic of Lietuvos Telekomas was bigger than in the previous year. Comparing with the year 2003, the total local calls traffic increased by 12.3 per cent, domestic long-distance calls - by 13 per cent, the calls from the fixed to mobile networks - by 19.4 per cent, international calls - by 14.8 per cent.

According to the data of Communications Regulatory Authority, 512.2 thousand Internet users existed in Lithuania at the end of 2004. 66.1 per cent of them connected to the Internet via mobile telecommunication network, 8.7 per cent - via dial-up connection, 9.9 per cent - via the ADSL based technology, 6.3 per cent - via cable television networks, 5.9 per cent - via local area networks (LAN) and 3.1 per cent - other types of connections. At the end of 2004, the Internet services of Lietuvos Telekomas were used by 16.3 per cent of all the Internet users of the country. In the fourth quarter of 2004, the Company had 47.3 per cent of the Internet service provision market in regard to the revenues. Lietuvos Telekomas had 94 per cent of the subscribers, connected to the Internet via asymmetrical digital subscriber lines (ADSL).

At the end of 2004, Lietuvos Telekomas had 50.4 thousand broadband access Internet connections: via ADSL, leased lines and broadband optical access. The number of users of ADSL technology based DSL Takas and Takas iD services reached 47,500, i.e. two times more than in the previous year. 2.7 thousand ADSL access services were sold on the wholesale market in 2004.

At the end of 2004 35.7 thousand Lietuvos Telekomas service users connected to the Internet via the dial-up services.

In 2004, Lietuvos Telekomas remained the main data communication service provider in Lithuania - according to the market research data more than 60 per cent of users of the said services were the customers of the Company.

According to the data of Telecommunications Regulatory Authority, in the fourth quarter of 2004 the Company had 44.7 per cent of the leased lines market in regard to the revenues. As of 31 December 2004 Lietuvos Telekomas service users had 3.7 thousand leased lines, comparing to 3.6 thousand in the year 2003.

Services to Residential Customers

As of 31 December 2004 the residential customers of Lietuvos Telekomas used 638 thousand main telephone lines, including 3.6 thousand IDSN channels and 36 thousand lines, connected to the network by using GSM and NMT-450 technologies. The number of main telephone lines reduced by 1.5 per cent comparing with 2003.

Voice Telephony Services

The service pricing changes and new payment plan offerings, which occurred last year, are changing the fixed telecommunication usage habits - the residential customers are re-discovering the advantages of fixed telecommunication and are starting to use it more actively. The duration of local and domestic long-distance calls in the residential customers segment grew by 24.2 per cent, the duration of calls to mobile networks increased by 21.9 per cent, the duration of international calls in the residential segment grew by 49 per cent in 2004.

Payment Plans

During 2004 the number of users of *Vietinis (Local)* and *Šalies (Country)* payment plans increased by almost 12 per cent and reached 352 thousand at the end of the year. As of 31 December 2004 55 per cent of all the residential customers used *Vietinis (Local)* and *Šalies (Country)* payment plans. Such increase of the number of users was induced by the following change in the plans: the users were additionally granted 30 hours of off-peak hour calls for the same fee.

Starting from July 2004 the residential customers were granted the possibility to use the "selected free-of-charge number" service. A residential customer, upon paying the fixed monthly fee gets the opportunity to make calls to the selected local or domestic long-distance number without restrictions. In October 2004, the *Savi* payment plan, the users of which get the possibility to make calls to three selected mobile operators' numbers at significantly lower prices was offered onto the market.

The number of users of *Pasaulis (World)* international calls payment plan grew more than 4 times during the year. As of 31 December 2004 more than 24 thousand residential customers used the said plan. Such increase was stipulated by the following main factors: rapid integration of the country into the European Union and the attractiveness of the payment plan. The users of *Pasaulis (World)*, upon paying a certain monthly fee get the possibility to make calls to the selected group of countries at an especially favorable tariff of 0.26 litas per minute. The residential customers, who order the *Pasaulis (World)* plan get the possibility to make off-peak hour calls to the selected group of countries without the additional monthly fee.

Market researches show that the payment plan customers are more loyal to the Company, which is an important aspect in the fierce competitive environment.

Directory Inquiry Service 118

Directory Inquiry Service 118, provided by UAB Lintel, a subsidiary of Lietuvos Telekomas has occupied the leading position on the market. According to the data of market study, executed in October 2004 the market share of UAB Lintel reaches 86.4 per cent.

In 2004, 10.2 million directory service inquiries were answered i.e. 600 thousand more than in 2003. For the purpose of development of the most accurate database and provision of quality services a new information searching and editing system was developed in 2004.

Internet Services

Lietuvos Telekomas provides its residential customers with dial-up and broadband access ADSL (asynchronous digital subscriber line) technology based Internet services.

In the year 2004, the total number of residential customers, using the Internet services, provided by Lietuvos Telekomas increased by 56 per cent: in December 2003 the number of Internet users was 39 thousand, at the end of 2004 - 61 thousand. The number of residential customers, choosing the broadband Internet access (ADSL) services was growing the fastest. During 2004 their number grew 2.4 times and reached 34 thousand at the end of the year.

Other home users connect to the Internet via dial-up option; their number reached 26.8 thousand at the end of the year. In January 2004, the residential customers were offered the Internet plan: 30 hours of Internet browsing for 10 litas per month. At the end of the year the plan was used by 18 thousand users.

The broadband access Internet services, most popular with residential customers are *Takas iD*. They give the home users the possibility to use rapid and quality Internet communication with data or time restrictions for a relatively small monthly fee. The *Takas iD* group consists of three Internet plans: *Takas iD1*, *Takas iD2*, *Takas iD3* and the *Takas iD0* package (Internet with a PC).

The newest and presently most popular plan - *Takas iD3* - was started to be offered to residential customers in July 2004. Its users are given the possibility to use the Internet not during the usual business hours and on weekends only for 26 litas per month. Approximately 15 thousand of users were using the plan at the end of the year.

More demanding home users choose the unrestricted Internet usage *DSL Takas* plans - *A0* or *A1*.

The Takas Internet Portal

The *Takas* information portal (http://www.takas.lt), owned by Lietuvos Telekomas is the second in the country according to the attendance. The content is provided by several tens of information partners. Approximately 350 thousand Internet users visit the *Takas* portal and view more than 11 million pages. Comparing with 2003 the number of visitors per day has grown by

In the year 2004, a lot of projects, such as the Real Estate rubric, Infobalt exhibition website, Takeliai chatting and dating service, which attracted more than 6,000 registered users, etc. were implemented in the *Takas* portal, contributing to the Lietuvos Telekomas initiative to develop Internet content in order to induce the development of Internet in Lithuania.

Services for Business Customers

At the end of 2004 the business customers of Lietuvos Telekomas used 175 thousand main telephone lines, including 40 thousand ISDN channels. The total number of main lines increased insignificantly - by 0.4 per cent, the number of ISDN channels grew by 10.4 per cent.

During the year the number of lines of *Grupė* (Group) (Centrex - virtual private branch exchange) services increased by 9 thousand, i.e. by more than 44 per cent. At the end of the year the business customers of Lietuvos Telekomas used 29.6 thousand *Grupė* (Group) lines. This growth was induced by service functionality changes, attractive to the users: starting from March 2004 representatives of different companies can connect into a group.

Voice Telephony

Notwithstanding fierce competition, the domestic long-distance calls traffic, generated by business customers increased by 5.2 per cent in 2004. The increase was induced by the improving economy of Lithuania, reduction of the domestic long-distance calls tariffs in January 2004 and the new payment plan *Miestai (Cities)*, giving the possibility to call at one tariff to any city or town of Lithuania for an additional fee. As the number of mobile telecommunications users was growing the business users' calls traffic to mobile telecommunication networks also increased - by 17.5 per cent. The *Pasaulis (World)* international calls payment plan, giving the possibility to make calls to the selected groups of foreign countries at especially attractive tariffs for an additional fee is also being sold rather successfully.

Business Numbers

In 2004, Lietuvos Telekomas continued providing its customers with various value added services, such as Service 700 (Universal Access Number), Service 800 (Toll-free Number Service), short numbering service and Service 900 (Premium Rate Service).

The numbers of services 700 and 800 and short numbers are most frequently used for improvement of customer care, the premium rate service numbers are used for sponsorship and charity projects, in which AB Lietuvos Telekomas quite frequently participates as a sponsor.

Internet Services

The Internet usage among the business customers remained stable. In 2004, the situation when all the big business customers, serviced by UAB Lietuvos Telekomo Verslo Sprendimai use the Internet was reached.

The *DSL Takas* (broadband access) and *Atviras Takas* (dial-up Internet) services are the most popular with the business customers. The said services are used by 13.4 thousand and 8.9 thousand business customers, respectively.

During the year 2004 the number of DSL Internet service users among the business customers grew by 40.5 per cent. Such growth was stipulated by changes in services and new offers. The pricing of *DSL Takas* plans for business customers was revised and the prices were reduced by 8 to 31 per cent. In order to ensure even greater competitive advantage the speed rate of *DSL Takas* service plans was increased in December 2004: some plans' speed rate was increased from 60 per cent up to 100 per cent.

In addition Lietuvos Telekomas provides its business customers permanent Internet connection via leased lines and broadband optical communication access services. The Internet connection via leased lines is more frequently used by the business customers, willing to connect their companies' local area networks (LAN) to the Internet at the speed rate of 4.5 Mbps. Due to high speed rate and quality the broadband optical Internet access service is mostly used by Internet service providers and banks. The service gives its users the possibility to have an Internet connection at the speed rate of up to 100 Mbps.

Data Communication Solutions

In 2004, Lietuvos Telekomas essentially changed its data communication solutions concept. The technologies, which previously were separate: MPLS, Frame Relay, X.25 protocol, etc., are presently joined into one group of services and referred to as data communication solutions. The main idea behind such rearrangement was the following - the customer needs the service, corresponding to its needs and functional requirements and does not care about the actual technology used for that purpose. The Company's task was to offer the customers data communication solutions, best compliant to their needs by using the existing technologies.

Until 2004 such complex solutions were offered only to big business customers, medium and small business customers were offered technology based solutions.

Contact Center Services

In 2004, UAB Lintel, providing the Contact Center services (previously referred to as Telemarketing services), handled 4.2 million calls, i.e. 6 per cent more than in 2003.

In the year 2004, a long-term service agreement was concluded with UAB Tiketa (tickets booking company), the provision of services to UAB Omnitel and UAB Vilniaus Energija was extended, the lines, dedicated for Lithuania's Presidential Election, elections into the European Parliament and the Parliament of the Republic of Lithuania were served. In the fourth quarter of 2004, the reports' project, aimed at giving the customers the possibility to view service provision statistic reports on the Internet in real time was implemented.

Wholesales Services

Network Interconnection and Voice Services

As it had been expected after the liberalization of Lithuania's fixed telephone communication market in 2003, the number of customers, reselling fixed telephone communication services was rapidly growing in 2004.

By the end of 2004 more than 20 operators, purchasing wholesale telephony services from Lietuvos Telekomas existed in the country. The international transit services business was developed. In June 2004, two international transit services different in quality and price were offered to domestic operators.

In order to reduce the costs of interconnection of Lietuvos Telekomas network with the mobile operators' networks and the prices to users' the Company succeeded in ensuring non-discriminative prices when settling for termination of Lietuvos Telekomas subscribers' calls traffic in Lithuania's mobile telecommunication operators' networks.

Sales of transit services on international markets were a success. Comparing with 2003, the calls traffic from one foreign country to another via Lithuania increased by more than 40 per cent in 2004.

The Internet and Data Communication Services

In 2004 AB Lietuvos Telekomas competed with eight wholesale Internet service providers, offering the Internet connection services. Notwithstanding fierce competition Lietuvos Telekomas managed to sell more than two times greater Internet connection channel transmission capacity.

The growing number of Internet users and the ever-increasing demand for high-quality services induced Lietuvos Telekomas to interconnect its Internet network with the third independent international Internet communication provider's network in June 2004. The additional channel ensured greater transmission capacity and reliability of Internet services to the customers of Lietuvos Telekomas.

At present Lietuvos Telekomas is the only international Internet communication service provider in Lithuania having three independent channels with global Internet communication service providers.

The wholesale ADSL services market was rapidly developing in Lithuania in 2004. At the end of the year 12 operators were offering wholesale ADSL services of Lietuvos Telekomas on the retail market. During the year the number of lines, connected to wholesale ADSL services grew almost two times and reached 2.7 thousand. In order to satisfy the needs of ADSL service providers they were offered high speed 2Mbps wholesale ADSL service.

In 2004, Lietuvos Telekomas invested into development of possibilities of provision of broadband communication services. The opportunities to provide broadband communication services in smaller towns of the country came into existence. The existing and new customers started using broadband communication services more actively, long-distance broadband connections were sold.

In order to utilize the existing technical feasibilities and develop the backbone network of Lietuvos Telekomas the wholesale service providers were offered high transmission capacity data communication services.

The Projects for Domestic and International Customers

In cooperation with domestic and international operators some significant international projects were implemented. The speed rate of data channel of interconnection of Lithuania's universities data communication network and GEANT Europe's universities data communication network was increased four times in cooperation with TeliaSonera.

The project, executed together with Rostelekom, aimed at interconnection of telecommunication networks of Lietuvos Telekomas and Rostelekom in Kaliningrad Area by optical cable was completed. After execution of the project the last analogue international transmission systems of Lietuvos Telekomas were closed and all the transit channels from Kaliningrad Area to Russia were cut over to digital.

In order to offer the customers a service package, best corresponding to their needs in the entire Nordic and Baltic region there has been active cooperation with TeliaSonera Group companies: the common telecommunication network was developed and the customers were serviced according to the principles of common standard.

A good deal of works and projects was implemented on the domestic wholesale service provision market. By utilizing the existing infrastructure and technical feasibilities the Company has been contributing to development of cable television in Lithuania: the common project with Balticum TV was implemented.

Network Infrastructure

Transmission Network

In 2004, the development of telecommunication network of AB Lietuvos Telekomas was oriented onto increase of transmission capacities of backbone network, implementation of new technological solutions and automation of technological processes.

Since the existing 2 national and 6 regional 2.5 Gbps transmission rings failed to satisfy the increasing needs for transmission network resources, the third national ring of 2.5 Gbps information transmission speed rate, ensuring the international gateway to the global Internet and satisfying the needs of lease of resources to other operators was installed in the backbone transmission network.

In addition 6 regional half-rings, ensuring satisfaction of the transmission needs in the increased speed rate ADSL network were installed last year. The transmission capacity of IP/MPLS backbone network was increased four times up to 622 Mbps.

Data Communication Network

In the second half of 2004, AB Lietuvos Telekomas essentially upgraded its ADSL network. Connection of approximately 85 per cent of ADSL network nodes to connecting nodes is realized with the help of STM-1 interfaces, i. e. the speed rate is increased up to 155 Mbps. The ADSL network nodes of the new type, which have been started to be implemented into the network, are connected with the help of the Ethernet technology. In the major cities Ethernet network is used for connection of ADSL network nodes. The ADSL technology nodes of the new type will bring the preconditions for provision of Internet access services of especially high speed rate (up to 26 Mbps).

The big demand for Internet network access services resulted in significant increase of ADSL network construction volumes. The number of installed ADSL lines increased from 36.4 thousand at the beginning of the year up to 62.5 thousand at the end of the year.

In order to implement the possibility of quick access to the Internet network at the end of the year the Company implemented point-to-multipoint solutions in Vilnius, Klaipėda and Šiauliai.

Access

The access network of Lietuvos Telekomas, consisting of copper, wireless and optical networks is developed and upgraded according to the market needs.

In 2004, Lietuvos Telekomas drew a special attention to DSL access technology. At present the Company provides different ADSL services with the data downstream speed rate ranging from 128 Kbps to 4,096 Kbps and data upstream speed from 64 Kbps to 640 Kbps.

At the end of 2004, the Company had 50.2 thousand ADSL inlets installed. The service is available to 86 per cent of AB Lietuvos Telekomas customers at the major cities, district centers and larger towns and settlements.

In 2004, Lietuvos Telekomas, by using GSM technology, started the project aimed at cut over of overhead telecommunication lines (the project is continued in 2005).

Switching Network

In 2004, AB Lietuvos Telekomas continued the digitalization of exchanges, partially replacing certain analogue exchanges in rural areas. During 2004 the network digitalization level increased from 91.2 per cent at the beginning of the year up to 92.7 per cent at the end of the year. Business customers' digitalization reached 95 per cent at the end of the year.

During 2004, the Company carried on the preparation of its switching network for provision of the services, prescribed by the laws and other legal regulations of the Republic of Lithuania. The number portability service giving the subscriber the possibility to retain the number when changing the location or the way of service provision was commenced to be provided.

Network Management and Information Systems

The rapid growth of the number of data communication services users and the need to reduce the activity costs resulted in the need to implement projects on automation of technological processes. In 2004, many tools for automation of reservation and management of services, cut-over of customers and other important technological processes were implemented into Network Information System (NIS) and Network Management System (NMS). The possibilities of remote management of ADSL, PSTN and ISDN services came into existence and the services are delivered to the users in a quicker manner.

Tariffs for the services

In February 1998, the Company introduced local call tariffs and started rebalancing of tariffs for its services. Tariffs were rebalanced following the price cap formula provided in the Telecommunications Activities Licence No. 174/97. According to it, AB Lietuvos Telekomas had a right to increase its tariffs by 10 per cent plus an inflation rate. By tariff rebalancing, the Company was seeking to achieve better correspondence between revenue from services and expenses of services. Tariffs for telecommunication services were rebalanced in April 1999, February 2000, January 2001 and July 2002.

From 1 August 2001 all calls in the fixed telephony network and calls from the fixed-line network to mobile networks are calculated on the second-rounding basis and a call set-up charge is introduced.

Socially disadvantaged customers (from 1 August 2001 until 31 December 2001) and retired customers (from 1 September 2001 until 31 December 2001) (around 400,000 customers in total) were paying a reduced monthly subscription fee of 17 litas. From the beginning of 2002 till the year end the fee was further reduced to 16 litas.

From January 2003, Lietuvos Telekomas stopped applying the lower subscription fee of 16 litas for socially disadvantaged and retired residential customers. This group of customers was offered the *Vietinis (Local)* payment plan at a discount of 5 litas.

On 1 September 2003, tariffs for off-peak local and long-distance calls were cut down significantly. Off-peak local call price was reduced from 0.08 litas to 0.03 litas per minute, and off-peak long-distance call price went down from 0.30 litas to 0.09 litas per minute. In January 2004 peak long-distance call price was reduced from 0.40 litas to 0.26 litas.

Tariffs for the main Lietuvos Telekomas' telecommunications services (litas, VAT included):

Services	1 Jan 2004-31 Dec 2004	1 Sep 2003-31 Dec 2003	1 July 2002-1 Sep 2003	1 Sep 2001-1 July 2002	1 Aug 2001-1 Sep 2001
Call set-up charge	0.14	0.14	0.14	0.12	0.12
Local calls (a):	0.12	0.12	0.12	0.11	0.11
Off-peak time (b)	0.03	0.03	0.08	0.06	0.08
Night time (c)	--	--	0.03	0.03	0.04
Long-distance calls (a)	0.26	0.40	0.40	0.40	0.40
Off-peak time (b)	0.09	0.09	0.30	0.30	0.30
Night time (c)	--	--	0.12	0.12	0.12
International calls (average price of one off-peak minute)	1.39	1.84	2.41	2.68	2.85
Calls to mobile networks (average price of one off-peak minute)	0.75	0.85	1.55	1.55	1.54
Installation of line to residents	1.00 (d)	1.00	250.00	250.00	250.00
Installation of line to business customers	1.00 (d)	1.00	250.00	250.00	250.00
Subscription fee for residents	23.00	23.00	23.00	19.00	19.00
Subscription fee for business customers	28.00	28.00	28.00	28.00	28.00

NOTES: (a) From 1 January 2001 peak time is from 7 a.m. till 8 p.m. on business days; (b) From 1 January 2001 off-peak time is from 6 a.m. till 7 a.m. and from 8 p.m. till 12 p.m. on business days, and from 6 a.m. till 12 p.m. on holidays and weekends. From 1 September 2003 off-peak time is from 8 p.m. till 7 a.m. on business days and all 24 hours on holidays and weekends; (c) Night time is from 12 p.m. till 6 a.m. 7 days a week; (d) from 1 July 2004 to 31 December 2004 - 20.00 litas.

On 1 February 2003, calls to Bitė GSM and Tele2 mobile networks became cheaper due to new interconnection fees. Additionally, prices for fixed-to-mobile calls (to Omnitel, Bitė GSM and

Tele2 networks) were cut from 1 June and 1 September. On the average, tariffs for calls to mobile networks in 2003 decreased by 45 per cent. From 1 March 2004 Lietuvos Telekomas cut tariffs for calls to the mobile network of Tele2.

In 2003, Lietuvos Telekomas continued reducing international call tariffs. In July, tariffs for calls to the most popular destinations (the Russian Federation, Poland, Belarus, U.S.A., Canada, Moldova, Ukraine and others) were cut by around 30 per cent. Moreover, as of 1 October, the Company cut tariffs for calls to more than 70 countries. On the average, international call tariffs were reduced by 30 per cent, with the most marked decrease in prices for calls to the Russian Federation, U.S.A. and European Union countries.

In January 2004, Lietuvos Telekomas cut its long-distance call price during peak hours by 35 per cent and introduced a new long-distance call payment plan, *Miestai* (Cities). In February, the Company improved its most popular Local and Country payment plans by providing subscribers with additional 30 hours of free-of-charge calls during off-peak time and on weekends. In September, Lietuvos Telekomas reduced tariffs for users of international calls payment plan, *Pasaulis* (The World), for calls to Latvia and Estonia.

27. Sales markets

AB Lietuvos Telekomas provides telecommunications services in the whole territory of the Republic of Lithuania.

Till 1 May 2005 the Customer Service Department of AB Lietuvos Telekomas served residential and small and medium size business customers, and the Company's daughter company, UAB Lietuvos Telekomo Verslo Sprendimai, on behalf of Lietuvos Telekomas provided services and solutions to major business and public sector customers. From 1 May 2005 newly established Private Customers Department and Business Customers Department serve residential and business customers, respectively. Business Customers Department also serves customers that earlier on behalf of Lietuvos Telekomas were served by UAB Lietuvos Telekomo Verslo Sprendimai.

The majority of Lietuvos Telekomas' services are provided following the long-term agreements with its subscribers.

At present the competition on Lithuania's telecommunication market is especially fierce therefore the ability to understand the needs of the customer and satisfy his expectations is of utmost importance. It is practically impossible to secure the market leader's position without developing professional customer care.

In autumn of 2004, the Company started reaching the following target - peculiar improvement of quality level of customer care. The new Customer Service Standard was developed and introduced. Hundreds of employees of the Company, mostly those directly communicating with the customers were taught customer care peculiarities according to the new standard at special training courses. In 2005, the training program is continued further - the employees of other spheres are going to be trained. The Company strives for each of its employees to comprehend and execute the commitments to the customers.

At present the customers are served in different ways: at customer care centers, located at ten major cities of the country, by telephone (at call centers) and on the Internet (at http://mano.telecom.lt). Approximately 350 thousand customers were served at customer care centers and more than 2 million - at call centers in 2004. During the year the number of visitors of the http://mano.telecom.lt website grew more than 60 per cent and reached 13,000 at the end of 2004.

The *Bičiuliai (Friends)* loyalty program became even more popular in 2004. Within one year of its existence the number of participants grew almost three times: from 55 thousand up to 152 thousand. The customers can exchange the accumulated loyalty points to discounts on the Company's services or the goods, provided by the Company's partners.

The care of Wholesale Department customers was also improved in 2004. From the beginning of the year faults can be registered and complaints from the customers of Wholesales Department can be received by e-mail and by short telephone 1595. Taking the needs of the customers into consideration the Internet order management system was updated.

A good deal of attention was dedicated to education of the existing and potential customers and strengthening of interrelations. Taking the considerably insignificant Internet usage into consideration Lietuvos Telekomas, for the purpose of contributing to development of information society arranged educational seminars on benefits of the Internet. The Company, on its own initiative and at its own expense published *"Atverk duris Internetui" ("Open your Doors for the Internet")* booklets for residential customers.

According to the data of customer care quality research, executed in December 2004 by TNS Gallup, the customer care quality of AB Lietuvos Telekomas reaches 9 points out of 10 possible. The study was targeted at customer care centers and Inquiry Service 117. This year the Company is going to strive for further development of performance of different of its spheres, especially those related with Internet communication service provision and fault prevention and elimination.

28. Procurement

The following companies were major suppliers of the network and telecommunications equipment and providers of services to AB Lietuvos Telekomas in 2004: UAB Siemens (switching and digital subscriber line (DSL) equipment and its maintenance), UAB Ericsson Lietuva (switching and digital subscriber line (DSL) equipment), UAB Nokia Lietuva (telecommunication equipment and its installation), Alcatel Baltics SIA (telecommunication equipment), Tellabs Oy, Finland, (telecommunication equipment), UAB Blue Bridge (IT infrastructure and equipment), UAB Comliet (network construction and maintenance, telecommunication services installation and faults elimination services), UAB Lintel (lease of premises, maintenance of the buildings, Call Center and telemarketing services), UAB Lietuvos Telekomo Verslo Sprendimai (sales of Lietuvos Telekomas' services), UAB Baltic Data Center (IT infrastructure and system maintenance), UAB TietoEnator Consulting (IT solutions and maintenance services), UAB Nacionalinis Atsiskaitymu Centras (printing and distribution of invoices for the services to subscribers), UAB Omnitel (mobile telecommunication services, network interconnection), UAB Bitė GSM (mobile telecommunication services, network interconnection), UAB Tele 2 (network interconnection), TeliaSonera International Carrier, Sweden, (connection to international internet, network interconnection).

AB Lietuvos Telekomas usually concludes single agreements for provision of the network and telecommunications equipment.

29. Real estate and other fixed assets

By the right of ownership, UAB Lintel, a subsidiary of AB Lietuvos Telekomas, owns a land plot of 1.5041 ha in Vilnius at Savanoriu ave. 28. Lietuvos Telekomas leases the land plot from UAB Lintel. The remaining land under buildings and telecommunications equipment of Lietuvos Telekomas' Group is leased from the State. Due to specifics of the Company's activities, leased land plots are spread all over Lithuania. The total area of the leased land is 99.14 ha.

Fixed assets of AB Lietuvos Telekomas' Group:

Category	Number of items	Book value as of 31 December 2004 (in thousand of litas)
Land	1,5041 ha	1,469
Buildings	n/a	166,819
Machinery and equipment:		
Constructions	n/a	117,186
Transmission equipment	n/a	246,119
Switching equipment	n/a	301,821
PCs and equipment	n/a	25,448
Other machinery and equipment	n/a	49,093
Machinery and equipment, total		739,667
Means of transportation	n/a	12,549
Other tangible fixed assets	n/a	16,641
Construction in progress (machinery and equipment)		3,873
Fixed assets, total		941,018

30. Risk factors associated with the Issuer's activities

The main risk factors associated with the activities of AB Lietuvos Telekomas are as follows:

- Changes in the legal regulation of the Company's activities.
- Competition with other telecommunications market players.
- General economic situation in the Republic of Lithuania.
- Fluctuation of currencies' exchange rates.
- Changes in the Lithuanian legislation.
- Changes in the regulation of accounting and taxation systems.

31. Termination or reduction of production, which has had a material impact on the Issuer's results during the last two fiscal (business) years

----

32. Patents, licences, contracts

Telecommunications activities in the Republic of Lithuania are not subject to licensing. Entities, that hold licenses issued before the year 2003, could continue their activities if they do not contradict the Law on Telecommunications.

The Telecommunications Activities Licence No. 174/97 issued by the Ministry of Transport and Communications of the Republic of Lithuania on 31 October 1997 and amended on 29 June 1998 grants the right to the Company to provide the following telecommunications services: international, long-distance and local public fixed-line telephony services, telegraph and telex services, data communication services, wired radio broadcasting services, construction and operation of the public switched telecommunications network used for provision of the above-mentioned services. The licence is valid till 31 October 2007. According to the system of general permissions and following general requirements for provision of telecommunication activities set by the Communication Regulatory Authority, the Company on 30 January 2003 informed Communication Regulatory Authority about provision of leased lines services.

The Lithuanian Law on Telecommunications (passed on 9 June 1998) and the Telecommunications Activities Licence granted the Company an exclusive right to be the only operator and provider of public fixed-line telephony services until 31 December 2002, and an exclusive right to operate the telecommunications network switching and other equipment for provision of voice telephony services and to provide connection to the public switched telecommunications network of other countries, which are used for provision of voice telephony services. On 1 January 2003 a new edition of Law on Telecommunication came into force and public fixed-line telecommunications market became liberalised.

AB Lietuvos Telekomas' daughter company UAB Comliet has the licence to provide NMT-450 standard mobile communication services in Lithuania.

Copyright and other intellectual property rights (licences) are obtained following the agreements. The trade marks of main Lietuvos Telekomas' services and products are registered following the procedure established by the laws of the Republic of Lithuania.

33. Litigation and arbitration

----

34. Personnel

Number of AB Lietuvos Telekomas' Group employees at the end of the year:

31 December 2004	31 December 2003	31 December 2002
3,120	3,586	4,531

In 2004, significant changes within the organizational structure, culture and business philosophy of the Company occurred. Joining the business units into divisions and concentration of administrational and support functions resulted in management efficiency growth and reduction of administration costs, more rational use of the Company's buildings, premises and resources. After defining of the Company's mission, vision, values and success factors its employees joined their forces onto creative work and reaching the common goals. The new attitude towards the business was developed during different events, campaigns, complex training courses, which attained active participation from the employees, who proposed and realized a lot of new and valuable ideas.

In 2004, the support functions of the Company were further outsourced to other organizations and certain atypical spheres of activities, such as buildings operation, security, etc., were abandoned. Notwithstanding the fact that the number of employees reduced from 3,586 down to 3,120 the amount of staff, directly servicing the customers has increased.

The new challenges raised big requirements for qualification of the staff. In addition one of the main targets - essential improvement of quality of customer service and the Company's performance in general was strived for. Customer care quality standards and quality evaluation system were developed and introduced. The customer care training program was developed and the task to develop the culture of the organization, in which the customer care quality would be one of the essential values, ensured by everyday labor was raised.

Significant attention was drawn onto strengthening of cooperation between the units of the Company. At the end of the year the management had the possibility to evaluate the quality of performance of all the units.

In order to develop the labor result oriented culture of the organization and motivate the employees to reach the financial and non-financial targets of the Company, the bonus system was further improved. The human resources' activities evaluation system was developed for introduction throughout the organization.

The Company takes continuous care of its human resources' development: in 2004 more than half of its employees were involved in various training programs, the employees' studies in different universities of Lithuania were further sponsored, the fourth High Potential Development Program was finished and fifth commenced.

In December 2004, Competence Development Center of Human Resources Unit successfully finished the "New Approach to Project Management" project, which had lasted for two years and developed new training materials and computer software, won and executed three projects for Information Technologies Center of Ministry of Science and Education of the Republic of Lithuania, in such way contributing to improvement of computer literacy of educational community of Lithuania.

The breakdown of Lietuvos Telekomas' Group employees as of 31 December 2004:

Name of the company	Number of employees
AB Lietuvos Telekomas	2,134
UAB Comliet' Group	318
UAB Lietuvos Telekomo Verslo Sprendimai	104
UAB Lintel	445
UAB Baltic Data Center	65
UAB Voicecom	3
VsI Lietuvos Telekomo Sporto Klubas	51
Total	3,120

Information about employees of AB Lietuvos Telekomas as of 31 December 2004:

Group of employees	Average number of employees	Education				Average monthly salary (in litas)
		University	College	High school	Not completed high school	
Managers	26	26	-	-	-	16,529
Middle managers	317	259	36	22	-	,3,613
Office employees	3	2	1	-	-	2,304
Specialists	1,612	759	421	421	11	1,974
Junior Specialists	122	41	38	43	-	1,038
Workers	54	9	26	19	-	1,256
Total	2,134	1,096	522	505	11	

Collective Bargaining Agreement

On 18 December 2002, a new Collective Bargaining Agreement between AB Lietuvos Telekomas, as the employer, and Trade Union of Communication Employees was signed and on 1 January 2003 it came into force. The Agreement was valid till 31 December 2004. This Collective Bargaining Agreement is made considering the new Labour Code, valid from the 1 January 2003.

The Collective Bargaining Agreement defines conditions of the employees' work, remuneration, work organisation, as well as internal work regulations, health and safety, leisure and other social conditions and guarantees.

In the Collective Bargaining Agreement AB Lietuvos Telekomas grants a number of social guarantees to its employees:

1. All full time employees with permanent employment contract (from 1 May 2003) are paid minimal basic salary of 900 litas per month or 5.352 litas per hour.
2. At the end of financial year employees can be paid bonus for the Company's yearly results, i.e. according to the results achieved in implementing the general tasks set at the beginning of financial year by the Company's Board.
3. Vacation allowance is paid once per calendar year when an employee leaves for not less than two weeks vacations. During the year 2004 allowance was 800 litas.
4. Christmas Eve (December 24) is a holiday at the Company.
5. AB Lietuvos Telekomas employees are paid 1.75 employee's hourly wage (basic salary) amount for overtime and double employee's hourly wage (basic salary) amount for might hours.
6. If the employee is recalled from vacation because of work necessity by the bilateral agreement, he is paid 1.5 his hourly wage (basic salary) amount for the days worked during the vacation period, providing him later with unused vacation period at the time convenient for the employee and coordinated with employer.
7. If the employee falls ill, the employer for first two days of illness pays 90 percent of the employee's average remuneration.
8. In case of death of employee's father, mother, wife, husband, child, brother or sister, or birth of a child the employee gets additional 3 calendar days of paid vacations.
9. In case of death of employee's family member the employee shall be paid an allowance amounting to 8 MLS (Minimum Living Standard) and in case of death of a Company employee his/her family shall be paid 10 MLS relief and funeral relief (excluding funeral dinner).
10. Additional 30 calendar days of unpaid vacation can be granted because of family circumstances, or to get sanatorium treatment, or for other important reasons in case business conditions are favourable.
11. Vacation for studies is granted on the bases of advance reference from educational institution for the period of time indicated in that reference and could be paid if study program is in line with individual competence development plan.
12. To give to the employee, who was noticed about intended dismissal from the work, up to 50 percent time leisure from the work (paying average salary) for searching for a new job. Employees to be dismissed shall be provided with possibility to attend retraining courses organized by the labour exchange and have them funded on mutual agreement.
13. The Company supports the employee, who moves to another permanent working place in other regions within the territory of Republic of Lithuania, by providing him with relocation compensation up to 4700 litas.
14. Employees' development and payment for it is provided according to the yearly training plans, which are based on assessment of agreements between managers and employees on the training needs, as well as through considering the Company's development trends and financial capabilities.
15. All employees are insured against accidents by the Company.

16. The Social Needs Fund, which is established in AB Lietuvos Telekomas, is used for compensating unforeseen employees' health expenses, supporting employees' health, financing sports activities and other social needs of employees.

35. Investment policy

In 2004, investments of Lietuvos Telekomas' Group were higher than in year 2003 and amounted to LTL 75 million (LTL 51 million 2003). The major part of the amount was invested into development of fast growing xDSL access network and upgrade of information technology systems. During the year the total number of xDSL access connections (including the ones sold to other Internet Service Providers) more than doubled from 25,085 at the end of 2003 to 50,199 at the end of 2004. During the year Lietuvos Telekomas increased its international Internet access capacity up to 1,400 Mbps and now has three interconnections with international Internet network.

At the end of 2004 the digitalization rate of the Lietuvos Telekomas' network was 92.7 per cent (91.2 per cent a year ago), total number of ISDN channels in service reached almost 44 thousand (38.6 thousand a year ago), and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points grew from 741 to 940.

Last year Lietuvos Telekomas continued to streamline its Group structure. In February Lietuvos Telekomas together with other shareholder started liquidation of UAB Verslo Portalas. In May, reorganization of UAB Lintel and UAB Lintkom by merger of UAB Lintkom into UAB Lintel was over and UAB Lintkom terminated its activities while UAB Lintel became a treasury stocks holder. In September, Lietuvos Telekomas took over full control of UAB Voicecom.

On 1 April 2004, UAB Comliet transferred telecommunication services installation, fault elimination, order management and network maintenance functions to Lietuvos Telekomas. Due to that 844 employees of Comliet were transferred to Lietuvos Telekomas. It was announced that UAB Comliet considers sell off of its construction business.

In June 2004, UAB Comliet Sprendimai (then UAB Sonex Komunikacijos), a wholly owned subsidiary of UAB Comliet, acquired 5 per cent of shares of Comliet-Kaliningrad, Russian Federation. In July, UAB Comliet disposed its 75 per cent stake in the Latvian company Datu Tikli SIA.

In 2005, Lietuvos Telekomas plans to invest 75 million litas.

Companies in which AB Lietuvos Telekomas as of 31 December 2004 held more than 30 per cent of their share capital:

	UAB Lietuvos Telekomo Verslo Sprendimai	UAB Lintel (a)	UAB Comliet (b)
Official address	J. Galvydžio g. 7/ Žygio g. 97, LT-08236 Vilnius	J. Galvydžio g. 7/ Žygio g. 97, LT-08222 Vilnius	Lvovo g. 21a, LT-09313 Vilnius
Activities	Services and solutions to business customers	Directory Inquiry Service 118, Call Center and telemar-keting services	Construction of telecommunication and indoor networks
Share capital (in litas)	8,000,000	28,000,000	10,000,000
Not paid-in part of Lietuvos Telekomas in share capital	--	--	--
Net profit (loss) for the year 2004 (in thousand of litas)	1,868	5,017	(10,615)
Ratio of current liabilities to current assets (%)	16.1	123.2	52.4
Ratio of total liabilities to total assets (%)	14.9	16.5	43.0
Type of shares that are owned by Lietuvos Telekomas	ORS	ORS	ORS
Number of shares that are owned by Lietuvos Telekomas	20,000	2,800,000	1,000
Nominal value of shares that are owned by Lietuvos Telekomas (in litas)	8,000,000	28,000,000	10,000,000
Part of the votes held by Lietuvos Telekomas (%)	100	100	100
Part of the votes owned by Lietuvos Telekomas (%)	100	100	100
Part of the votes held by Lietuvos Telekomas and other entities acting together (%)	100	100	100
Dividends for the year 2004 paid to Lietuvos Telekomas (in thousand of litas)	1,120	50,000	7,000
Loans provided by Lietuvos Telekomas as of 31 December 2004 (in thousand of litas)	--	10,000	--
Loans provided to Lietuvos Telekomas as of 31 December 2004 (in thousand of litas)	--	--	--
Debt securities acquired by Lietuvos Telekomas	--	--	--

NOTE: (a) In May 2004 UAB Lintkom, a subsidiary of UAB Lintel, was reorganised by merger into UAB Lintel;

(b) Data of UAB Comliet Group. In 2004 Comliet Group consisted of the main company, UAB Comliet, and its subsidiaries: UAB Comliet Sprendimai (100 per cent of shares), OOO Comliet-Kaliningrad (Russian Federation) (95 per cent of shares owned by Comliet and from June 2004 5 per cent shares are owned by Comliet Sprendimai), Datu Tikli SIA (Latvia) (all 75 per cent of shares were sold in July 2004) and Telegrupp AS (Estonia) (55 per cent of shares). In December 2004 UAB Comliet reduced its share capital by 10 million litas and in 2005 free cash was paid to sole shareholder, AB Lietuvos Telekomas.

	UAB Baltic Data Center (a)	UAB Voicecom (b)	VšĮ Lietuvos Telekomo Sporto Klubas
Official address	Žirmūnų g. 141, LT-09128 Vilnius	Eigulių g. 14 LT-03150 Vilnius	Savanorių pr. 28, 03116 Vilnius
Activities	IT infrastructure services	IP telephony services	Sports club facilities
Share capital (in litas)	1,000,000	10,000	--
Not paid-in part of Lietuvos Telekomas in share capital	0	0	--
Net profit (loss) for the year 2004 (in thousand of litas)	3,079	(1,026)	1,691
Ratio of current liabilities to current assets (%)	28.3	852.2	33.1
Ratio of total liabilities to total assets (%)	21.1	821.3	31.8
Type of shares that are owned by Lietuvos Telekomas	ORS	ORS	--
Number of shares that are owned by Lietuvos Telekomas	6,000	60	--
Nominal value of shares that are owned by Lietuvos Telekomas (in litas)	600,000	10,000	--
Part of the votes held by Lietuvos Telekomas (%)	60	100	100
Part of the votes owned by Lietuvos Telekomas (%)	60	100	100
Part of the votes held by Lietuvos Telekomas and other entities acting together (%)	60	100	100
Dividends for the year 2004 paid to Lietuvos Telekomas (in thousand of litas)	1,514	--	--
Loans provided by Lietuvos Telekomas as of 31 December 2004 (in thousand of litas)	--	1,000	--
Loans provided to Lietuvos Telekomas as of 31 December 2004 (in thousand of litas)	--	--	--
Debt securities acquired by Lietuvos Telekomas	--	--	--

NOTES: (a) UAB Baltic Data Center has 100 per cent shares of Baltic Data Center SIA in Latvia. In the year 2004, Baltic Data Center SIA was not operating.
(b) In September 2004, AB Lietuvos Telekomas acquired remaining 40 per cent of UAB Voicecom shares and became a sole owner of UAB Voicecom. By the end of 2004 UAB Voicecom was not operating.

In February 2004 shareholders of UAB Verslo Portalas, AB Lietuvos Telekomas and UAB Verslo Žinios, decided to terminate activities of the company and liquidate it. In financial statements of Lietuvos Telekomas' Group as on 31 December 2003 investment into UAB Verslo Portalas and associated goodwill are written off. Company does not operate and is under liquidation.

In 2005, AB Lietuvos Telekomas received from UAB TietoEnator Consulting (AB Lietuvos Telekomas owns 26 per cent of shares) 206.5 thousand litas as dividend for the year 2004.

36. Competitors

On 1 January 2003, when new Telecommunication Laws came into force Lietuvos Telekomas lost its exclusive right to be the sole public fixed-line telephony network operator and provider of fixed-line telephony services in Lithuania. Following the Law from 1 January 2003 Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

The main competitors of Lietuvos Telekomas are mobile operators UAB Omnitel, UAB Bitė GSM and UAB Tele2, which also provide data communication and internet services.

According to the data of Communications Regulatory Authority at the end of 2004 24 legal entities were providing fixed-line telephony services. 21 enterprise was providing international calls services, whereof 9 (AB Lietuvos Telekomas, UAB Eurocom, UAB FCL, VĮ Infostruktūra, AB Lietuvos Geležinkeliai, UAB Nacionalinis Telekomunikacijų Tinklas, UAB Neltė, AB Ogmios Centras, UAB Omnitel) also were providing local and/or domestic long distance calls services, the rest were providing only transit or other wholesales services. At the end of the fourth quarter of 2004 the number of subscribers of alternative operators was 43.3 thousand or 6.04 per cent of total number of subscribers. The rest 93.96 per cent of subscribers were customers of AB Lietuvos Telekomas.

In the fourth quarter of 2004 Lietuvos Telekomas fixed telephone communication (excluding the network interconnections) market share reached 94.4 per cent in regard to the revenues, and 95 per cent according to the total calls traffic (98.6 per cent local, 91.9 per cent domestic long-distance, 71.8 per cent international and 90.7 per cent of calls from fixed to mobile telecommunications networks).

According to the data of Communications Regulatory Authority at the end of 2004 fifteen entities were providing leased line services in Lithuania. In the fourth quarter of 2004, Lietuvos Telekomas revenue from leased line services amounted to 44.7 per cent of total revenue from leased line services market. Major Company's competitors in the area of leased lines are AB Lietuvos Energija (25.4 per cent of market revenue), VĮ Infostruktūra (11.7 per cent of market revenue) and AB Lietuvos Geležinkeliai (6.5 per cent).

At the end of 2004 internet access services were provided by 98 internet service providers (ISP). According to the data of Communications Regulatory Authority in the fourth quarter of 2004 the number of Lietuvos Telekomas' internet access services users amounted to 16.3 per cent of all internet access users in Lithuania. Number of UAB Omnitel internet access users amounted for 28.9 per cent and Bitė GSM - 24.1 per cent. But the number of broadband internet subscriber of Lietuvos Telekomas amounted to 36.9 per cent of the total number of broadband internet users and 93.6 per cent of all broadband internet access users via xDSL lines were customers of Lietuvos Telekomas. In the fourth quarter of 2004, Lietuvos Telekomas' revenue from internet access services amounted for 47.3 per cent, UAB Omnitel - 10.8 per cent and Bitė GSM - 6.4 per cent of the total revenue from internet services of all Lithuanian ISP.

37. Dividends paid

Year	Dividends (in litas)	Amount of dividends per share (in litas)	Part of share's nominal value (%)
2000	122,236,914	0.15	15.0
2001	89,640,404	0.11	11.0
2002 (a)	46,609,051	0.06	6.0
2003 (a)	46,609,051	0.06	6.0
2004 (a)	100,986,277	0.13	13.0

NOTE: (a) Following the Lithuanian Company Law, dividends should not be paid for the treasury stocks,

V. FINANCIAL STATUS

38. Financial reports

The following consolidated and audited financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Financial Reporting Standards (International Accounting Standards). From the year 2000 Lietuvos Telekomas' Group handles its accounts in accordance with the International Accounting Standards.

38.1. Balance Sheet (in thousand of litas)

	31 December 2004	31 December 2003 (a)	31 December 2002 (a)
ASSETS			
Non-current assets			
Property, plant and equipment	941,027	1,120,443	1,423,428
Intangible assets	83,575	142,879	202,113
Investments in subsidiaries and associates	1,294	1,173	879
Other non-current assets	55	60	68
	1,025,951	1,264,555	1,626,488
Current assets			
Inventories	6,561	11,923	4,523
Assets held for sale	1,813	10,990	10,192
Receivable, prepayments and accrued revenue	114,706	136,234	149,781
Current income tax receivable	11,960	596	--
Held-to-maturity investments	30,115	--	1,287
Cash and cash equivalents	88,514	117,629	83,759
	253,669	277,372	249,542
Total assets	**1,279,620**	**1,541,927**	**1,876,030**
EQUITY			
Shareholders' equity			
Share capital	814,913	814,913	814,913
Treasury stocks	(120,000)	(120,000)	(120,000)
Legal reserves	81,499	81,499	81,499
Translation differences	(33)	(6)	(30)
Retained earnings	345,036	359,455	442,159
	1,121,415	1,135,861	1,218,541
Minority interest	3,899	3,536	2,354
Total equity	1,125,314	1,139,397	1,220,895
LIABILITIES			
Non-current liabilities			
Borrowings	6,990	14,893	194,230
Deferred tax liability	55,149	78,422	113,844
Grants	9,280	11,832	14,492
	71,419	105,147	322,566
Current liabilities			
Trade, other payables and accrued liabilities	72,806	95,487	109,909
Current income tax liabilities	1,927	27,903	43,861
Borrowings	6,464	172,870	178,799
Provisions for other liabilities	1,690	1,123	--
	82,887	297,383	332,569
Total liabilities	154,306	402,530	655,135
Total equity and liabilities	**1,279,620**	**1,541,927**	**1,876,030**

NOTE: (a) Balance sheet for 31 December 2003 and 31 December 2002 are presented following the

38.2. Profit (Loss) Statement (in thousand of litas)

	2004	2003 (a)	2002 (a)
Revenue	721,039	808,200	965,376
Expenses	(393,428)	(425,383)	(463,626)
Earnings before interest, taxes, depreciation and amortisation	327,611	382,817	501,750
Depreciation, amortisation and impairment charge	(290,816)	(397,495)	(381,668)
Gain in disposal of property, plant and equipment - net	8,475	3,640	1,860
Gain (loss) on sales of investments	(397)	--	7,016
Operating profit (loss)	44,873	(11,038)	128,958
Finance costs, net	(4,739)	(27,649)	(39,855)
Share of result of associates before tax	501	562	337
Profit (loss) before tax	40,635	(38,125)	89,440
Profit tax	(6,993)	3,507	(21,641)
Profit (loss) before minority interest	33,642	(34,618)	67,799
Minority interest	(1,452)	(1,477)	(767)
NET PROFIT (LOSS)	32,190	(36,095)	67,032
Earnings per share (in litas)	0.04	(0.05)	0.09

NOTE: (a) Profit (loss) statement for 31 December 2003 and 31 December 2002 are presented following the amendments to the International Financial Reporting Standards valid from 1 January 2005

38.3. Cash Flow Statement (in thousand of litas)

	2004	2003	2002
Operating activities			
Net profit (loss) for the period	32,190	(36,095)	67,032
Profit tax	6,993	(3,507)	21,641
Minority interest	1,452	1,477	767
Depreciation and amortisation and impairment charge	290,816	397,495,	381,668
Share of results for associates before tax	(502)	(562)	(337)
Write-off of property, plant and equipment and intangible assets	3,779	2,038	1,035
Elimination of loss on sale of investments	398	--	(7,016)
Elimination of gain on sale of property, plant and equipment and intangible assets	(8,475)	(3,640)	(1,860)
Other non-cash transactions	1,026	24	(270)
Interest income	(1,018)	(1,366)	(567)
Interest expenses	5,760,	24,747	34,299
Changes in working capital (excluding the effects of acquisition of subsidiaries):			
Inventories	5,858	(6,840)	425
Trade and other accounts receivable	23,052	14,916	60,188
Trading investments	--	1,287	--
Trade and other accounts payable and deferred revenue	(1,161)	3,949	(41,944)
Cash generated from operations	**360,168**	**393,923**	**515,061**
Interest paid	(17,726)	(26,238)	(33,474)
Tax paid	(66,802)	(47,336)	(127)
Net cash from operating activities	**275,640**	**320,349**	**481,460**
Investing activities			
Purchase of property, plant and equipment (PPE) and intangible assets	(74,530)	(51,348)	(204,212)
Proceeds from disposal of PPE and intangible assets	29,054	13,290	6,840
Acquisition of held-to-maturity investments	(29,815)	--	7,000
Acquisition/disposal of subsidiaries (net of cash acquired)	(11)	(686)	(3,736)
Change in prepayments for non-current assets	(47)	55	--
Dividends received	298	162	--
Interest received	931	1,366	567
Net cash from investing activities	**(74,120)**	**(37,161)**	**(193,541)**
Financing activities			
Proceeds from borrowings	109,380	--	98,742
Repayment of borrowings	(142,249)	(190,414)	(265,354)
Repayment of bonds issued	(150,000)	(12,000)	--
Minority contribution to share capital of subsidiaries	--	21	--
Dividends paid to minority shareholders	(1,157)	(316)	--
Dividends paid	(46,609)	(46,609)	(85,450)
Net cash from financing activities	**(230,635)**	**(249,318)**	**(252,062)**
Increase (decrease) in cash and cash equivalents	**(29,115)**	**33,870**	**35,857**
Movement in cash and cash equivalents			
At beginning of year	117,629	83,759	47,902
Increase (decrease) in cash and cash equivalents	(29,115)	33,870	35,857
At end of year	88,514	117,629	83,759

38.4. Profit (Loss) Allocation Statement (in litas)

The Profit (Loss) Distribution Statement of AB Lietuvos Telekomas is prepared following the laws of the Republic of Lithuania and based on the financial statements prepared following the Lithuanian Accounting Principles (Lithuanian Business Accounting Standards).

	2004	2003	2002
Retained result - profit (loss) at the beginning of the period	312 846 422 (a)	372,549,446	390,967,537
Current year net result - profit (loss)	32 188 298	(36,095,465)	67,031,836
Result - profit (loss) to be appropriated at the end of the period	345 034 720	336,453,981	457,999,373
Shareholders' contribution to cover losses	--	--	--
Transfers from reserves	--	4,075,090	--
Profit to be appropriated	345 034 720	340,529,071	457,999,373
Appropriation of the profit:	(100 986 277)	(46,609,051)	(85,449,927)
to legal reserves	--	--	--
to other reserves	--	--	--
dividends (b)	(100 986 277)	(46,609,051)	(85,449,927)
other appropriation	--	--	--
Retained result - profit (loss) at the end of the period	244 048 443	293,920,020	372,549,446

NOTE: (a) Due to unification of Lithuanian Business Accounting Standards and International Financial Reporting Standards reserves of 65,517,453 litas showed in the report for the year 2003 according to Lithuanian Accounting Principles were added to retained profit at the beginning of 2004, and dividends for the year 2003 paid out in the year 2004 (46,609,051 litas) were deducted from retained profit at the beginning of 2004.
(b) Following the Company Law dividends for treasury stocks are not allocated. Dividends for the year 2001 were allocated but not paid for the treasury stocks (4,190,477 litas).

On 22 April 2005 the Annual General Meeting of shareholders decided to allocate for dividends 100,986,277 litas. Dividends of 0.13 litas per share for the year 2004 will be paid for 776,817,518 shares (for treasury stocks dividends are not appropriable). For the tantiems for the year 2004 to the members of the Board it was allocated 378,000 litas. Following the International Accounting Standards, tantiems to the members of the Board are considered as operating expenses of the period when they are paid out.

39. Comments of Financial Statements

As on 31 December 2004, Lietuvos Telekomas' Group consisted of the parent company, AB Lietuvos Telekomas, (Savanorių ave. 28, LT-03501 Vilnius) and its daughter companies: UAB Comliet (Lvovo str. 21a, LT-09313 Vilnius), UAB Lietuvos Telekomo Verslo Sprendimai (J. Galvydžio str. 7/Žygio str. 97, LT-08236 Vilnius), UAB Lintel (J. Galvydžio str. 7/Žygio str. 97, LT-08222 Vilnius), UAB Voicecom (Eigulių str. 14, LT-03150 Vilnius) and VšĮ Lietuvos Telekomo Sporto Klubas (Savanorių ave. 28, LT-03116 Vilnius). AB Lietuvos Telekomas also owned 60 per cent stake of UAB Baltic Data Center (earlier known as UAB Baltijos Informacinių Duomenų Valdymo Centras) (Žirmūnų str. 141, LT-09128 Vilnius), 30 per cent stake of company under liquidation UAB Verslo Portalas (J. Jasinskio str. 16a, LT-01112 Vilnius) and 26 per cent stake of UAB TietoEnator Consulting (Žirmūnų str. 141, LT-09128 Vilnius) shares.

As on 31 December 2004, UAB Comliet owned 100 per cent of UAB Comliet Sprendimai (earlier known as UAB Sonex Komunikacijos), 95 per cent of OOO Comliet-Kaliningrad (Russian Federation) and 55 per cent of Telegrupp SIA (Estonia) shares. UAB Comliet-Sprendimai owned 5 per cent of OOO Comliet-Kaliningrad shares. UAB Baltic Data Center owned 100 per cent of Baltic Data Center SIA (Latvia) shares.

Subsidiaries, which are those companies in which Lietuvos Telekomas' Group (the Group), directly or indirectly, has an interest of more than one half the voting rights or otherwise has power to govern the financial and operating policies are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Goodwill arising on acquisition of associates is included under intangible assets in the Group accounts. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Consolidated financial statements of Lietuvos Telekomas' Group combine financial statements of AB Lietuvos Telekomas, UAB Comliet Group, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Baltic Data Center, UAB Voicecom and VsI Lietuvos Telekomo Sporto Klubas. Consolidated financial statements of UAB Comliet Group combine financial statements of UAB Comliet, UAB Comliet Sprendimai, OOO Comliet-Kaliningrad and Telegrupp AS. In 2004, UAB Baltic Data Center's subsidiary Baltic Data Center SIA was not operating. All statements are prepared on the basis of the same accounting principles. Consolidated financial statements of Lietuvos Telekomas' Group are prepared according to International Financial Reporting Standards.

Financial Highlights in 2004

- In 2004 the total revenue of Lietuvos Telekomas' Group amounted to LTL 721 million, a decrease by 10.8 per cent against the revenue (excluding gain on disposal of property, plant and equipment) of LTL 808 million in the year 2003.

- The total operating expenses for the year 2004 amounted to LTL 393 million, a decrease by 7.5 per cent against LTL 425 million (excluding loss on disposal of property, plant and equipment) for the year 2003.

- EBITDA for the year 2004 amounted to LTL 328 million (LTL 383 million (excluding gain on disposalmof property, plant and equipment) a year ago) and EBITDA margin was 45.4 per cent (47.4 per cent).

- Profit before profit tax for the year 2004 amounted to LTL 41 million and net profit amounted to LTL 32 million, while for the year 2003 net result was a loss of LTL 36 million due to assets revaluation in the second half of 2003.

- Net cash flow after investment activities for the year 2004 amounted to LTL 202 million (LTL 283 million for the year 2003). During the year cash and cash equivalents decreased by LTL 29 million due to payout of dividends (LTL 47 million) and repayment of loans (LTL 183 million).

- Investments for the year 2004 amounted to LTL 75 million (LTL 51 million in 2003).

Revenue

In 2004, the total revenue of Lietuvos Telekomas' Group went down by 10.8 per cent while during the year 2003 the total revenue decreased by 16.5 per cent. The continuing growth of revenue from Internet and data communication services by 8.8 per cent, y-o-y, did not compensate the decline in revenue from fixed-line telephony and other activities by 13.2 per cent and 25.5 per cent, respectively. Revenue for fixed-line telephony still represents the largest portion of total Group's revenue - 76 per cent, while share of revenue from Internet and data communication services increased up to 18 per cent and revenue from other activities amounted to 6 per cent.

In 2005, following amendments to the International Financial Reporting Standards gain on disposal of property, plant and equipment is excluded from other revenue.

Reclassified Breakdown of the Groups' Revenue (in thousand of litas)

	2004					2003	*Change (%)*
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	Full Year	
Fixed-line Telephony Services	141,815	135,507	135,602	134,304	**547,228**	630,136	*-13.2*
Internet and Data Communication Services	31,253	31,639	32,779	34,743	**130,414**	119,846	*8.8*
Other Services	10,463	10,359	9,499	13,076	**43,397**	58,218	*-25.5*
Total	**183,531**	**177,505**	**177,880**	**182,123**	**721,039**	**808,200**	***-10.8***

Reduction of tariffs for telecommunication services that started in the fall of 2003, increased the number of free of charge hours for subscribers payment plans in spring 2004, a number of various discount campaigns combined with decreased number of main lines in service caused a continuous decline in revenue from fixed-line telephony services. In 2004, the revenue from fixed-line telephony decreased by 13.2 per cent and amounted to LTL 547 million (LTL 630 million in 2003). Revenue from subscription fees declined by 6 per cent, revenue from traffic charges and interconnection services by 21 per cent and 9.6 per cent, respectively, while revenue from value-added services increase by 3.5 and revenue from wholesales services almost doubled, year-on-year.

On the other hand, in 2004 loyalty of the customers and usage of services increased significantly. During the year 2004 more than 52 thousand new fixed-line telephony lines were installed while 61 thousand were disconnected. Number of main lines used by business customers even increased a bit and at the end of 2004 amounted to more than 175 thousand or 21 per cent of total number of lines. As of 31 December 2004 number of main lines in service was 819,147 and fixed-line telephony penetration rate in Lithuania stood at 23.9.

For the first year since 2001 traffic figures are higher than in previous year. Compared with 2003, the total local calls traffic in 2004 went up by 12.3 per cent, long-distance calls up by 13 per cent, calls from fixed-line to mobile networks up by 19.4 per cent, international calls up by 14.8 per cent and Internet dial-up calls surged by 125.8 per cent.

At the end of December 2004 number of payment plans subscribed by the customers reached 420 thousand (381 thousand a year ago). In February 2004, the most popular local calls' payment plan, *Vietinis (Local)*, which accounts for 80 per cent of the total number of subscribed payment plans, was improved by additional 30 hours free of charge calls during off peak time and weekends for the same subscription fee. The number of subscribers to international calls' payment plan, *Pasaulis (World)*, which offers lower than regular international calls' tariffs increased by 3.6 times over the year. In January 2004, the Company offered a new domestic long-distance calls payment plan, *Miestai (Cities)*.

In 2004, the revenue from Internet and data communication services increased by 8.8 per cent from LTL 120 million for 2003 to LTL 130 million for 2004. The revenue from Internet services grew by 21.5 per cent but revenue from data communication and network services separately went down by 5.6 per cent.

During the year the number of Lietuvos Telekomas' Internet access services users was growing continuously. At the end of December 2004 the total number of *DSL Takas* service users was 47,465 (23,699 a year ago) and 2,734 xDSL connections were sold as wholesales. In July, the Company introduced a new Internet plan, *Takas iD3*, which offers unlimited Internet access during off-peak time, weekends and holidays for just 26 litas a month (data download speed up to 256 kbit/s, upload - up to 128 kbit/s). By the end of 2004 more than 15 thousand of Internet users were subscribers to this plan.

In spite of substitution effect due to development of broadband Internet access the total number of dial-up Internet access service users at the end of the year was almost the same as at the beginning - more than 35 thousand. And what is more, number of subscribers to dial-up Internet payment plan, *Internet (Internet)*, which was improved in January by giving 30 hours of Internet access for just 10 litas, increased drastically from 391 to 18 thousand at the end of 2004.

The revenue from other activities went down by 25.5 per cent from LTL 58 million for 2003 to LTL 43 million for 2004 mainly due to decrease in revenue from UAB Comliet construction activities. (Revenue from disposal of property, plant and equipment for the years 2003 and 2004 are moved from other activities revenue into separate profit (loss) statement line of gain on disposal of property, plant and equipment).

Expenses

The total operating expenses of Lietuvos Telekomas' Group in the year 2004 went down by 7.5 per cent to LTL 393 million against expenses (excluding loss on disposal of property, plant and equipment) of LTL 425 million for the year 2003. The employee-related expenses decreased by 7.2 per cent. In the first half of 2004, Lietuvos Telekomas underwent changes in organizational structure and as a result the number of employees was reduced. During the year the total number of employees in Lietuvos Telekomas' Group went down from 3,586 (31 Dec. 2003) to 3,120 (31 Dec.). The total additional employee redundancy expenses amounted to LTL 12 million. The number of main lines per one core business employee increased from 281 (31 Dec. 2003) to 334 (31 Dec. 2004).

Compared with the year 2003, the other expenses went down by 8.1 per cent, provisions for doubtful accounts receivable were reduced by 2.6 times and from being negative became positive, while interconnection expenses increased by 1.8 per cent due increased traffic from Lietuvos Telekomas network to the networks of other operators. External construction expenses (UAB Comliet activities) went down by 23.1 per cent.

Net Results

In spite of reduction of expenses and due to lower revenue level EBITDA in 2004 went down by 14.4 per cent to LTL 328 million compared to EBITDA (excluding gain on disposal of property plant and equipment) of LTL 383 million in 2003. Nevertheless, EBITDA margin was 45.4 per cent (47.4 per cent a year ago).

In 2004, regular depreciation and amortization charges excluding assets revaluation charge of LTL 46.8 million in 2003 went down by 17.1 per cent. Depreciation and amortization charges still amounted up to 40 per cent of the total Group's revenue.

Following the amendments to the International Financial Reporting Standards gain (loss) on disposal of property, plant and equipment should be shown at net value separately in the profit (loss) statement therefore revenue and/or loss from disposal of property, plant and equipment are excluded from total revenue and/or expenses. Gain on disposal of property, plant and equipment for the year 2003 and 2004 amounted for LTL 4 million and LTL 8 million, respectively.

In the third quarter of 2004, the Group suffered a loss of LTL 397 thousand on sales of shares of Datu Tikli SIA, a Latvian subsidiary of UAB Comliet.

Due to redemption of LTL 150 million Eurobond in March and repayment of other loans financial costs went down by 82.9 per cent from LTL 28 million for 2003 to LTL 5 million for 2004. Declining depreciation and amortization charges together with diminishing financial costs had a positive effect on Lietuvos Telekomas' profitability.

Overall, the profit before profit tax in 2004 was LTL 41 million, while profit before profit tax in 2003 due to assets revaluation charge was negative and amounted to LTL 38 million. The net profit of Lietuvos Telekomas' Group for the year 2004 was LTL 32 million while a year ago net loss was LTL 36 million. Net profit margin in 2004 was 4.4 per cent and earnings per share amount to 0.04 litas.

Investments

In 2004, investments of Lietuvos Telekomas' Group were higher than in year 2003 and amounted to LTL 75 million (LTL 51 million 2003). The major part of the amount was invested into development of fast growing xDSL access network and upgrade of information technology systems. During the year the total number of xDSL access connections (including the ones sold to other Internet Service Providers) more than doubled from 25,085 at the end of 2003 to 50,199 at the end of 2004. During the year Lietuvos Telekomas increased its international Internet access capacity up to 1,400 Mbps and now has three interconnections with international Internet network.

At the end of 2004 the digitalization rate of the Lietuvos Telekomas' network was 92.7 per cent (91.2 per cent a year ago), total number of ISDN channels in service reached almost 44 thousand (38.6 thousand a year ago), and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points grew from 741 to 940.

Last year Lietuvos Telekomas continued to streamline its Group structure. In February Lietuvos Telekomas together with other shareholder started liquidation of UAB Verslo Portalas. In May, reorganization of UAB Lintel and UAB Lintkom by merger of UAB Lintkom into UAB Lintel was over and UAB Lintkom terminated its activities while UAB Lintel became a treasury stocks holder. In September, Lietuvos Telekomas took over full control of UAB Voicecom.

On 1 April 2004, UAB Comliet transferred telecommunication services installation, fault elimination, order management and network maintenance functions to Lietuvos Telekomas. Due to that 844 employees of Comliet were transferred to Lietuvos Telekomas. In June, UAB Comliet Sprendimai (then UAB Sonex Komunikacijos), a wholly owned subsidiary of UAB Comliet, acquired 5 per cent of shares of Comliet-Kaliningrad, Russian Federation. In July, UAB Comliet disposed its 75 per cent stake in the Latvian company Datu Tikli SIA.

Balance Sheet and Cash Flow

During the year 2004, the total assets of Lietuvos Telekomas' Group decreased by 17 per cent from LTL 1,542 million (31 Dec. 2003) to LTL 1,280 million (31 Dec. 2004) due to depreciation and amortization of the assets, decrease in inventories, assets held for sales, accrued revenue and cash. In 2004, Lietuvos Telekomas started to invest into short term debt instruments.

In 2004, the shareholders' equity declined by 1.3 per cent due to payout of dividends (LTL 47 million) in May and amounted to LTL 1,121 million at the end of December.

In March 2004, the Company redeemed its 150 million litas Eurobond and by the end of 2004 the total amount of borrowings amounted to LTL 13 million. As a result, during the year net debt went down from LTL 70 million to below zero and on 31 December 2004 amounted to LTL 75 million, and net debt to equity ratio dropped from 6.2 (31 Dec. 2003) to -7 per cent (31 Dec. 2004). Due to repayment of borrowings, reduction of deferred profit tax liabilities and decrease of accrued liabilities total liabilities decreased by 61.7 per cent, y-o-y.

In 2004, the net cash flow from operating activities amounted to LTL 276 million (LTL 320 million in 2003). The net cash flow after investing activities stood at LTL 202 million (LTL 283 million in 2003) and the net cash used in financing activities amounted to LTL 231 million (LTL 249 million in 2003). An amount of LTL 183 million was used for repayment of borrowings (including redemption of 150 million litas Eurobond issue) and LTL 47 million for payout of dividends for the year 2003. Overall, during the year 2004 cash and cash equivalents of Lietuvos Telekomas' Group decreased by LTL 29 million, while in 2003 they increased by LTL 34 million.

40. Report prepared by the Issuer's Board or other managing body

Report on Company's Activities for the year 2004 (reviewed by auditors)

To the shareholders of AB Lietuvos Telekomas

Lietuvos Telekomas Group is the largest provider of the Internet, public fixed-line telephony, network interconnection and other services in Lithuania. Lietuvos Telekomas is indirectly owned by the Nordic and Baltic telecommunications leader TeliaSonera.

From 1 January 2003, AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

At the end of 2004, the total number of main lines in service was 819,147, whereas the total number of employees in AB Lietuvos Telekomas' Group amounted to 3,120.

During the year 2004 Lietuvos Telekomas implemented its new organisational structure and formulated new mission and vision statements in order to become a more customer and service oriented company.

The whole Lietuvos Telekomas Group underwent a reorganisation and streamlining process: some subsidiaries ceased their activities or were put up for sale; certain activities were transferred back to Lietuvos Telekomas in order to improve service quality.

In 2004, the Company strove to stop customer churn and increased usage of services by improving existing voice telephony payment plans, by continuously adjusting tariffs and creating a new attractive offers. As a result number of subscribed payment plans increased from 373 thousand to 420 thousand and the total number of main lines in service went down by just 9 thousand. Also increased traffic volumes were recorded.

Major emphasis was given to development of new Internet services and increase of internet broadband service users. During the year number of DSL service users more than doubled and at the end of 2004 was 47,465.

In 2004 the total revenue of Lietuvos Telekomas' Group amounted to 721 million litas, a decrease by 10.8 per cent over the revenue of 808 million litas in the year 2003. The total operating expenses for the year 2004 amounted to 393 million litas, a decrease by 7.5 per cent over 425 million litas for the year 2003. EBITDA for the year 2004 amounted to 328 million litas (383 million litas a year ago) and EBITDA margin was 45.4 per cent (47.4 per cent).

Profit before profit tax for the year 2004 was 41 million litas and net profit amounted to 32 million litas, while for the year 2003 net result was a loss of 36 million litas due to assets revaluation in the second half of 2003.

In spite of net loss recorded for the year 2003 caused by assets revaluation but due to a strong cash flow the Company paid 47 million litas dividends for the year 2003.

Net cash flow after investment activities for the year 2004 amounted to 202 million litas (283 million litas for the year 2003). During the year cash and cash equivalents decreased by 29 million due to payout of dividends (47 million litas) and repayment of loans (183 million litas).[1]

Investments for the year 2004 amounted to 75 million litas (51 million litas in 2003). Major part of the amount was invested into development of fast growing xDSL access network and upgrade of information technology systems. As a result, at the end of 2004 the digitalisation rate of the Company's network reached 92.7 per cent (91.2 per cent a year ago) and ADSL technology-based services were available to 86 per cent of Lietuvos Telekomas' customers. Due to increased demand for internet services, the Company increased number of interconnections with international internet network providers and increased international internet transmission capacity up to 1,400 Mbit/s.

AB Lietuvos Telekomas, a parent company of the Group, offers customers services within fixed-line telephony, Internet, data communication, networks interconnection. Lietuvos Telekomas also operates an Internet portal *Takas (www.takas.lt).*

The total share capital of Lietuvos Telekomas consists of 814,912,760 ordinary registered shares of one litas nominal value each. Amber Teleholding A/S, a wholly-owned subsidiary of TeliaSonera AB, holds 60 per cent of Lietuvos Telekomas' shares. In 2004, the State of Lithuania shareholding in AB Lietuvos Telekomas went down from 8.12 per cent (31 Dec. 2003) to 4.56 per cent (31 Dec. 2004) as the State continued to give up shares of the Company as compensation to the Lithuanian citizens for realty redeemable by the State of Lithuania. 4.67 per cent of the shares are Treasury Stocks held by UAB Lintel, a member of Lietuvos Telekomas' Group.

UAB Comliet (AB Lietuvos Telekomas owns 2,000 ordinary registered shares of the company with a nominal value of 5,000 litas each for a total nominal value of 10 million litas or 100 per cent of the total share capital) specializes in construction of external wide area and indoor telecommunications as well as other indoor engineering networks. In April 2004, Comliet transferred telecommunications network maintenance, service installation and fault elimination services to Lietuvos Telekomas. Due to that 844 employees of Comliet were transferred to Lietuvos Telekomas. In March, it was announced that UAB Comliet considers sell off of its construction business. On 24 December 2004, UAB Comliet registered reduced by 10 million litas (from 20 million litas to 10 million litas) share capital and in 2005 disbursed free cash to a sole shareholder of the company - AB Lietuvos Telekomas.

In July, UAB Comliet disposed its 75 per cent stake in Latvian company Datu Tikli SIA. In June, UAB Comliet Sprendimai (before August known as UAB Sonex Komunikacijos), a 100 per cent owned subsidiary of UAB Comliet, acquired 5 per cent of shares of OOO Comliet-Kaliningrad in

---

[1] data from Financial Statements prepared according to Lithuanian regulatory legislation on accounting

Russian Federation. UAB Comliet owns 95 per cent of OOO Comliet-Kaliningrad and 55 per cent of shares of Telegrupp AS in Estonia.

UAB Lintel (AB Lietuvos Telekomas owns 2,800,000 ordinary registered shares of the company with a nominal value of 10 litas each for a total nominal value of 28 million litas or 100 per cent of the total share capital) is the largest provider of Call Center services in Lithuania that handles 16 million contacts per year and has 4 Call Centers. Lintel also provides Directory Inquiry Service 118, telemarketing and customer care services.

On 18 December 2003, the Board of AB Lietuvos Telekomas approved reorganisation of UAB Lintel, a subsidiary of AB Lietuvos Telekomas, and UAB Lintkom, a subsidiary of UAB Lintel, by merger of UAB Lintkom into UAB Lintel. In May 2004, reorganisation of UAB Lintel and UAB Lintkom by merger of UAB Lintkom into UAB Lintel was over and UAB Lintkom terminated its activities while UAB Lintel became a Treasury Stocks holder. Now UAB Lintel holds 4.67 per cent of Lietuvos Telekomas' shares (Treasury Stocks) that UAB Lintkom acquired during the Initial Public Offering (IPO) in 2000.

UAB Lietuvos Telekomo Verslo Sprendimai (AB Lietuvos Telekomas owns 20,000 ordinary registered shares of the company with a nominal value of 400 litas each for a total nominal value of 8 million litas or 100 per cent of the total share capital) provides services and complex telecommunications solutions as well as offers technical consultancy services on telecommunications issues to around 600 major business customers of AB Lietuvos Telekomas.

On 17 August 2004, the Board of AB Lietuvos Telekomas decided to acquire 40 per cent of UAB Voicecom shares from Nexcom Telecommunications LLC, U.S.A. Lietuvos Telekomas since UAB Voicecom was established in 2001 have had 60 per cent of UAB Voicecom shares. In September, remaining shares were acquired and Lietuvos Telekomas became a sole owner of UAB Voicecom (AB Lietuvos Telekomas owns 100 ordinary registered shares with a nominal value of 100 litas each for a total nominal value of 10 thousand litas or 100 per cent of the total share capital). UAB Voicecom provided internet telephony (voice over IP) services to business and residential customers.

UAB Baltic Data Center (before July known as UAB Baltijos Informacinių Duomenų Valdymo Centras) (AB Lietuvos Telekomas owns 6,000 shares with a nominal value of 100 litas each for a total nominal value of 600 thousand litas or 60 per cent of the total share capital) aims to be the leading outsourcing partner in high-value-added IT-operation management services for corporate customers. 40 per cent of UAB Baltic Data Center shares is owned by TietoEnator Oyj. UAB Baltic Data Center has its subsidiary Baltic Data Center SIA in Latvia. In 2004, UAB Baltic Data Center paid out to AB Lietuvos Telekomas 1,181 thousand litas of dividends for the year 2003.

On 18 February 2004, the Board of AB Lietuvos Telekomas decided to authorise General Manager of AB Lietuvos Telekomas to vote "For" during General Meeting of UAB Verslo Portalas' (AB Lietuvos Telekomas owns 6,000 ordinary registered shares with a nominal value of one litas each for a total nominal value of 6 thousand litas or 30 per cent of the total share capital) Shareholders on subjects related to termination of UAB Verslo Portalas' activities and liquidation of the company. Following the decision of the General Meeting of UAB Verslo Portalas' Shareholders on 24 February 2004 to terminate activities of the company and liquidate it, on 18 March 2004, Register of Legal Entities has registered UAB Verslo Portalas as company under liquidation.

UAB TietoEnator Consulting (AB Lietuvos Telekomas owns 4,160 ordinary registered shares with a nominal value of 100 litas each for a total nominal value of 416 thousand litas or 26 per cent of the total share capital) provides companies in the Baltic region with high-value-added IT-related consulting services. 74 per cent of UAB TietoEnator Consulting shares are owned by TietoEnator Oyj. In 2004, UAB TietoEnator Consulting paid out to AB Lietuvos Telekomas 298 thousand litas of dividends for the year 2003.

AB Lietuvos Telekomas is a sole founder of the non-profit organization VšĮ Lietuvos Telekomo Sporto Klubas.

On 8 February 2005, the Board of AB Lietuvos Telekomas decided from 9 February 2005 to appoint Darius Didžgalvis to the position of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. The Board decided to approve the following members of the Board as members of the Remuneration committee for the new term: Gintautas Žintelis, Morgan Ekberg and Andrius Šukys.

In 2005, AB Lietuvos Telekomas plans to invest 75 million litas.

Erik Hallberg

Chairman of the Board

18 March 2005

41. Audit – related information

Auditors from UAB PricewaterhouseCoopers audited the balance sheet of AB Lietuvos Telekomas and together with its consolidated subsidiaries for the years ended 31 December 2001, 2002, 2003 and 2004 and the related statements of income, cash flows and changes in shareholders' equity for the years then ended.

UAB PricewaterhouseCoopers, enterprise code No. 1147331, official address: T. Ševčenkos g. 21, LT-03111 Vilnius, is registered in Register of Legal Persons of the Republic of Lithuania. Enterprise was registered on 29 December 1993.

On 31 October 2003, the Chamber of Auditors of Lithuania issued a certificate No. 000421 which certifies UAB PricewaterhouseCoopers is enrolled in the list of audit companies and could perform audit activities.

On 23 April 2004, the shareholders of AB Lietuvos Telekomas during the Annual General Meeting of Shareholders elected UAB PricewaterhouseCoopers as the Company's audit company for two years for the audit of financial statements for the years 2004 and 2005, and inspection of the Activities Report of the Company for the year 2004 and 2005.

On 29 December 2004, Securities Commission of the Republic of Lithuania decided to approve the candidacy of Ona Armalienė, auditor of the audit company UAB PricewaterhouseCoopers, to conduct the audit of AB Lietuvos Telekomas financial statements for the year 2004.

Audit according to the International Standards of Auditing of financial statements of AB Lietuvos Telekomas' Group for the year 2004 prepared according to International Financial Reporting Standards was completed on 21 March 2005. Auditor's report on behalf of UAB PricewaterhouseCoopers was signed by Christopher C. Butler, partner of UAB PricewaterhouseCoopers, and Ona Armalienė, auditor (auditors'certificate No. 000008).



PricewaterhouseCoopers UAB
T. Ševčenkos 21
LT-03111 Vilnius
Lithuania
Telephone +370 (5) 239 2300
Facsimile +370 (5) 239 2301
E-mail vilnius@lt.pwc.com
www.pwc.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Company") and together with its consolidated subsidiaries ("the Group") as at 31 December 2004 and the related statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2004 and of the results of its operations and cash flows for the period then ended in accordance with International Financial Reporting Standards.

Vilnius, 21 March 2005

On behalf of PricewaterhouseCoopers UAB

Christopher C. Butler
Partner

Ona Armalienė
Auditor's Certificate No.000008

VI. INFORMATION ABOUT THE MANAGING BODIES OF THE ISSUER

42. Members of the managing bodies

The managing bodies of AB Lietuvos Telekomas' are as follows:
- General Meeting of Shareholders;
- Board;
- General Manager.

Board (as on 31 December 2004)

The By-laws of AB Lietuvos Telekomas provide that the Company's Board shall consist of seven members and shall be elected for the two-year term.

Erik Hallberg - Chairman of the Board since 16 June 2004, member of the Board since 28 April 2003 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), from 2003 Senior Vice President and Head of Market Area Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Education - Technical engineer in mechanical construction (1976). From 1990 to 1994 was CEO of Diners Club Sweden AB. 1994 - 1999 - CEO and Senior Vice President Corporate Communications at NETnet International SA. From 1999 to 2001 was Vice President Marketing and Sales, BA Telia Mobile. 2001 - 2002 - President of Speedy Tomato, BA Telia Mobile. From 2002 to 2003 was acting Country Manager, TM Finland, BA Telia Mobile, and Vice President and Head of Unit Partner Services Nordic, BA Telia Mobile. Chairman of the Supervisory Board of AS Eesti Telekom, Estonia, Member of Supervisory Board of Elion Enterprises AS, Estonia, and AS EMT, Estonia; chairman of the Board of Latvijas Mobilais Telefons SIA, Latvia and Confidence AB, Sweden; member of the Board of Amber Teleholding A/S, Denmark, Tilts Communication A/S, Denmark, Lattelekom SIA, Latvia, and Prevas AB, Sweden. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Gintautas Žintelis - Deputy Chairman of the Board since 27 July 2004, member of the Board since 7 July 1998 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), Chairman of the Remuneration Committee of the Board, Adviser-Consultant to Lietuvos Telekomas' General Manager and the Board. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Morgan Ekberg - a member of the Board since 30 April 2001 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Remuneration Committee of the Board, Head of Network and Technology, Market Area Norway, Denmark and Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Member of the Supervisory Board of Lattelekom SIA, Latvia, member the Board of NetCom AS, Norway, TeliaSonera Networks A/S, Denmark, Telia Mobile A/S, Denmark, and Telia Stofa A/S, Denmark. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Matti Hyyrynen - a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Deutsche Bank Trust Company Americas), Chairman of the Audit Committee of the Board, Head of Vilnius Representative Office of European Bank for Reconstruction and Development. Has no interest in the share capital of AB Lietuvos Telekomas. Member of the Supervisory Board of AB Drobe. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Kennet Rådne - a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Vice President and Head of Product Management and Development, TeliaSonera AB Sweden. Chairman of the Board of Lennandia advertising AB, Sweden, member of the Supervisory Board of AS Eesti Telekom, Estonia. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies. From 21 April 2005 resigned from the Board of Lietuvos Telekomas.

Andrius Šukys - a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of Remuneration Committee of the Board, General Manager of UAB Imparat. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen - a member of the Board since 5 July 2000 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Adviser, TeliaSonera Finland Oyj. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies. From 21 April 2005 resigned from the Board of Lietuvos Telekomas.

Ingmar Jonsson, Mikko Pirinen and Jaakko Nevanlinna have resigned from the Board from 28 April 2003. On 28 April 2003, to replace resigned members of the Board for the current term of the Board the following members of the Board were elected: Annika Christiansson, Erik Hallberg and Mats Salomonsson. Annika Christiansson and Mats Salomonsson have resigned from the Board from 28 May 2003.

On 22 April 2005, the shareholders of the Company during the Annual General Meeting of Shareholders instead of resigned members of the Board - Kennet Rådne and Timo Virtanen - for the current term of Board following the proposal of Amber Teleholding A/S elected Tomas Lenke and Valdo Kalm as new members of the Board.

General Manager

From 2 January 2004 **Arūnas Šikšta** (born 1968) took the office of General Manager (CEO) of AB Lietuvos Telekomas. He has a degree in Management from Natural Science Faculty of Klaipėda University (1995). From 1992 to 1993 he worked as program coordinator at Lithuanian Open Society Fund. Between 1993 and 1996 he was employed by Lithuanian - Dutch joint venture Seceurtronics Technikom as Executive Director. In the period from 1996 to 1997 he held a position of Director of Marketing Department of Lithuanian Agricultural Bank, and from 1997 to 1999 he was Lithuanian Project Manager at International Relations and Network Department of AS Hansapank (Estonia). From May 1999 till June 2001 he was appointed to the position of Chairman of the Board of the bank AB Hansabankas. From June 2001 till 1 November 2003 he was Chairman of the Board of the bank AB Hansa-LTB and member of the Board of AS Hansapank (Estonia). Member of the Supervisory Board of Lattelekom SIA, member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai and UAB Lintel. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Commercial Officer - Deputy General Manager

From 1 March 2004 **Stefan Albertsson** (born 1963) was appointed to the position of Chief Commercial Officer - Deputy General Manager of AB Lietuvos Telekomas. He is a BSc in Business Administration and Economics and an MSc in Mechanical Engineering (1990). In the period from 1990 to 1996 he worked in various positions at Telia AB, Sweden. Between 1996 and 1999 lead various units at Netia Telekom (Poland) and from 1999 to 2001 was Change

Management Director at Eircom, Ireland. In August 2001, he came back to Netia Telekom and till September 2003 held a position of Vice President Marketing. From 3 November 2003 till 1 March 2004 he held a position of Chief Marketing and Sales Officer of AB Lietuvos Telekomas. Chairman of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel and UAB Voicecom, member of the Board of VšĮ Lietuvos Telekomo Sporto Klubas. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Operating Officer - Deputy General Manager

From 1 March 2004 till 2 February 2005 **Romualdas Degutis** (born 1961) held an office of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. In 1984 he graduated from Kaunas University of Technology as Electric Communication Engineer. He was employed in the Company since 1984. In 1993, he was appointed to the office of Klaipeda Branch Director of AB Lietuvos Telekomas. On 1 June 1999 he became Executive Vice President of AB Lietuvos Telekomas. From 1 July 2003 till 1 March 2004 he held a position of Executive Director and Deputy General Manager of the Company. As on 31 December 2004, he was Chairman of the Board of UAB Comliet and UAB Baltic Data Center, member of the Board of VšĮ Lietuvos Telekomo Sporto Klubas and UAB TietoEnator Consulting. As on 31 December 2004, he had 10,866 shares of the Company that accounted for 0.0013 per cent of the share capital and gave 0.0014 per cent of votes.

From 9 February 2005 **Darius Didžgalvis** (born 1969) holds an office of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. He is engineer in radio electronics (1993), MSc in Telecommunication Engineering (2001) and International Executive MBA (2003). He works in Lietuvos Telekomas since 1993. From 2001 to 2005 he was Director of Wholesales Department. Member of the Board of UAB Voicecom and UAB Baltic Data Center. He has 4,669 shares of the Company that accounts for 0.0005 per cent of the share capital and gives 0.0006 per cent of votes. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Financial Officer - Deputy General Manager

From 1 March 2004 **Jan-Erik Elsérius** (born 1943) holds an office of Chief Financial Officer - Deputy General Manager and also Head of Treasury and Investor Relations Unit of AB Lietuvos Telekomas. In 1967, he graduated from Uppsala University as BA in Management, Managerial Economy, Political Economy and Statistics. Between 1969 and 1972, he was employed by Stockholm City/County Council in the Financial Division. From 1972, he was Head of the Public Office of Financial Division of the Swedish Telecom Administration (Telia). From 1975, he was responsible for the Long term Planning and accountable to the Director General. In the period from 1976 to 1980, he worked for the Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managerial positions, in September 1997 he was appointed as the Director General. Following the merger with the Securitas Teknik AB in 1998, he was appointed as the Deputy Managing Director of the new company Securitas Larm AB. In 29 March 1999, he was appointed to the position of Chief Financial Officer and Director of Finance Department of AB Lietuvos Telekomas. Member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Voicecom, UAB Baltic Data Center, VšĮ Lietuvos Telekomo Sporto Klubas and Telegrupp AS. He has 90,000 shares of the Company that accounts for 0.011 per cent of the share capital and 0.0116 per cent of votes.

AB Lietuvos Telekomas has no information about existing conviction of members of managing bodies for the crimes against property, economic procedures or finance.

43. Information about remunerations and loans to members of the managing bodies

43.1. Information about the total and average amount per person of the remunerations, tantiemes and other payments from the profit by the Issuer during the reporting period

	Remuneration (in litas)	Tantiemes for 2003 (in litas)	Dividends for 2003 (in litas)	Total (in litas)
On the average per member of Lietuvos Telekomas' Board (a)	58,010	54,000	--	112,010
Total amount for all members of Lietuvos Telekomas' Board (a)	406,069	378,000	--	784,069
On the average per member of the Administration of Lietuvos Telekomas (b)	484,984	--	1,513	486,497
Total amount for all members of the Administration of Lietuvos Telekomas (b)	1,939,936	--	6,052	1,945,988

NOTES: (a) The By-laws of the Company that were valid until 23 April 2004 provided that the Board consist of nine members. Two members of the Board have resigned from 28 May 2003, therefore as of 31 December 2005 the Board consisted of seven members; (b) In 2004, members of AB Lietuvos Telekomas' Administration were General Manager, Chief Commercial Officer - Deputy General Manager, Chief Operating Officer - Deputy General Manager and Chief Financial Officer - Deputy General Manager.

On 22 April 2005, the Annual General Meeting of AB Lietuvos Telekomas' Shareholders resolved to assign 378 thousand litas for the payment of tantiemes for the year 2004 (as of 31 December 2004 the Board of the Company consisted of seven Board members). The tantiemes will be paid during the second quarter of 2005.

43.2. Remunerations, tantiemes and other payments from the profit paid during the reporting period by the companies, where the Issuer holds more than 20 per cent of their share capital, to the members of the Issuer's Supervisory Board, Board of Directors and Administration

----

43.3. Loans, guarantees and warranties, which ensure the fulfilment of their obligations extended to the members of managing bodies during the reporting period

----

44. Transactions with related parties

VII. RECENT EVENTS IN THE ISSUER'S ACTIVITIES AND ITS PROSPECTS

45. Recent events in the Issuer's activities

In January 2005, Lietuvos Telekomas launched an Internet dial-up access promotion campaign "The Whole Night on the Web for 1 Litas". The operators of Directory Inquiry Services 118 of UAB Lintel have received the 50 millionth call. The callers from now also can get information about medications and their availability in nearest drugstore.

In February 2005, Lietuvos Telekomas outsourced its storage administration, logistics and procurements supervision functions.

On 1 February 2005, the Company announced that the Employment Contract with Romualdas Degutis, Head of Technology Division (Chief Operating Officer)- Deputy General Manager of AB Lietuvos Telekomas, upon his proposal is being terminated as of 2 February 2005 upon mutual agreement.

On 8 February 2005, the Board of AB Lietuvos Telekomas decided from 9 February 2005 to appoint Darius Didžgalvis to the position of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. The Board decided to approve the following members of the Board as members of the Remuneration committee for the new term: Gintautas Žintelis, Morgan Ekberg and Andrius Šukys.

On 8 February 2005, the Board of AB Lietuvos Telekomas approved the draft of unaudited financial statements of AB Lietuvos Telekomas' Group for the year 2004 prepared according to International Financial Reporting Standards. In 2004, the total revenue of Lietuvos Telekomas' Group amounted to 730 million litas, a decrease by 10.1 per cent over the revenue of 812 million litas in the year 2003. The total operating expenses for the year 2004 amounted to 394 million litas, a decrease by 7.4 per cent over 426 million litas for the year 2003. EBITDA for the year 2004 amounted to 336 million litas (386 million litas a year ago) and EBITDA margin was 46 per cent (47.6 per cent). Profit before profit tax for the year 2004 was 41 million litas and net profit amounted to 32 million litas, while for the year 2003 net result was a loss of 36 million litas due to assets revaluation in the third quarter of 2003. Net cash flow after investment activities for the year 2004 amounted to 202 million litas (283 million litas for the year 2003). During the year cash and cash equivalents decreased by 29 million due to payout of dividends (47 million litas) and repayment of loans (183 million litas).

In March 2005, Lietuvos Telekomas improved its Internet broadband access plans *Takas iD1* and *Takas iD2* by increasing amount of downloadable data for the same monthly fee and subscribers to *Takas iD3* could browse the Internet round the clock for 45 litas a month.

On 18 March 2005, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 22 April 2005. The record day for Shareholders' Meeting is 15 April 2005. The Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2004 prepared according to International Financial Reporting Standards and Lithuanian Business Accounting Standards. Consolidated revenue of Lietuvos Telekomas' Group for the year 2004 was 721,039 thousand litas (808,200 thousand litas for the year 2003). Following the amendments to International Financial Reporting Standards revenue (and/or loss) on disposal of property, plant and equipment is moved from total revenue (and/or expenses) to separate new gain (loss) on property, plant and equipment line in profit (loss) statement for the years 2004 and 2003. It had no effect on net result for reporting periods: net profit for the year 2004 was 32,190 thousand litas and net loss for the year 2003 was 36,095 thousand litas. The Board proposes for the Annual General Meeting to allocate from the Company's distributable profit 100,986 thousand litas for the dividend payment for the year 2004. Thus dividend per share would amount for 0.13 litas. The Board approved a new organisational structure of AB Lietuvos Telekomas. From 1 May 2005 instead of Sales

Department will be Private Customers Department and Business Customers Department. Business Customers Department would also provide activities currently on behalf of Lietuvos Telekomas provided by UAB Lietuvos Telekomo Verslo Sprendimai.

On 18 March 2005, the Company announced that the Annual General Meeting of AB Lietuvos Telekomas' (code 121215434, registered address: Savanorių pr. 28, Vilnius, Lithuania) Shareholders will be held at room 157 of Lietuvos Telekomas' headquarters, Savanorių pr. 28, Vilnius, Lithuania, at 3 p.m. on 22 April 2005. Registration will take place from 2 p.m. till 2.45 p.m. The meeting is convened by initiative of the Board and following the decision of the Board adopted on 18 March 2005. The record day of the General Meeting of Shareholders is 15 April 2005. Proposed Agenda: (1) Information of the Company's auditors; (2) Approval of the Company's activity report of the year 2004; (3) Approval of the Company's annual financial statements; (4) Allocation of 2004 Company's profit; (5) Election of the Company's Board member. Shareholders who at the end of the record day of the General Meeting of Shareholders, i.e. 15 April 2005, will be on the shareholders list of the Company have a right to participate and vote at the General Meeting of Shareholders personally or by proxy, or represented by the person with whom an agreement on the transfer of voting rights is concluded. All persons attending the General Meeting of Shareholders and having a voting right must bring with them a person's identification document. Shareholders' representative must present to the General Meeting an original proxy issued in the form and content established by the Law. From 12 April 2005 shareholders could get familiarised with the documents possessed by the Company related to the agenda of the Meeting, including draft resolutions, at the headquarters of AB Lietuvos Telekomas, Savanoriu ave. 28, Vilnius, Lithuania.

On 30 March 2005, the Company announced that from 21 April 2005 Timo Virtanen, member of the Board of AB Lietuvos Telekomas, resigns from his position. Timo Virtanen is a member of the Board since 5 July 2000 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Adviser at TeliaSonera Finland Oyj. Has no interest in the share capital of AB Lietuvos Telekomas.

On 7 April 2005, the Company announced that from 21 April 2005 Kennet Rådne, member of the Board of AB Lietuvos Telekomas, resigns from his position. Kennet Rådne (born in 1957) is a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Vice President responsible for Corporate Products and Services at TeliaSonera AB. Has no interest in the share capital of AB Lietuvos Telekomas.

On 8 April 2005, the Board of AB Lietuvos Telekomas decided to adjust the draft agenda of the Annual General Meeting of AB Lietuvos Telekomas' (code 1212 15434, registered address: Savanorių pr. 28, Vilnius, Lithuania) Shareholders to be held at room 157 of Lietuvos Telekomas' headquarters, Savanorių pr. 28, Vilnius, Lithuania, at 3 p.m. on 22 April 2005. Proposed adjusted Agenda: (1) Information of the Company's auditors; (2) Approval of the Company's activity report of the year 2004; (3) Approval of the Company's annual financial statements; (4) Allocation of 2004 Company's profit; (5) Election of the Company's Board members. The meeting is convened by initiative of the Board and following the decision of the Board adopted on 18 March 2005. The record day of the General Meeting of Shareholders is 15 April 2005. Amber Teleholding A/S (has 60 per cent of the Company's shares) proposes to elect Mr Tomas Lenke and Mr Valdo Kalm as new members of the Board of AB Lietuvos Telekomas for the current term of the Board. Mr Tomas Lenke (born 1958) is Network Manager at TeliaSonera AB, Norway, Denmark and Baltic Countries. Mr Valdo Kalm is Chief Executive Officer (CEO) of Estonian company AS EMT.

On 19 April 2005, the Board of AB Lietuvos Telekomas approved unaudited financial statements of Lietuvos Telekomas' Group for the first quarter of 2005 prepared according to International Financial Reporting Standards. Revenue for the first quarter of 2005 amounted to 177 million litas, a decline by 3.8 per cent over the revenue of 184 million litas for the first quarter of 2004.

Lietuvos Telekomas' Group expenses, year-on-year, went down by 10.3 per cent from 99 million litas to 89 million litas. EBITDA for the three months' period went up by 3.9 per cent to 89 million litas over 86 million litas for the same period a year ago and EBITDA margin reached 50.3 per cent (46.6 per cent in 2004). Profit before income tax for the first quarter of 2005 was almost 4 times higher than a year ago and amounted to 22 million litas (5.6 million litas a year ago). Profit for the period of the first three months of 2005 (including minority interest) amounted to 17 million litas, being 4 times higher than in 2004 when it amounted to 4 million litas. Net cash flow after investment activities for the three months' period amounted to 68 million litas (51 million litas for the same period a year ago). During the three months' period cash and cash equivalents increased by 65 million litas.

On 22 April 2005, Annual General Meeting of AB Lietuvos Telekomas decided: (1) to approve the Company's activity report of the year 2004, inspected by the Company's auditor UAB PricewaterhouseCoopers; (2) to approve audited Company's annual financial statements for the year 2004, prepared according to the Lithuanian Business Accounting Standards and according to International Financial Reporting Standards; (3) to allocate the Company's profit of the year 2004 in the following way: 100,986,277 litas for dividends (0.13 litas dividend per share) and 378,000 litas for tantiems for members of the Board; (4) to elect the Board as the members of the Board of the Company for current term of the Board Tomas Lenke, proposed by Amber Teleholding A/S, and Valdo Kalm, proposed by Amber Teleholding A/S.

For the purpose of development of cooperation relations between telecoms of the Baltic states AB Lietuvos Telekomas is planning to participate in the international transaction on acquisition of AS MicroLink company. On 16 May 2005 AB Lietuvos Telekomas signed the Forward Shares Purchase agreement with Estonian telecommunication company AS Elion Ettevotted and Latvian telecommunication operator SIA Lattelekom, according to which AB Lietuvos Telekomas acquired the right of option regarding the purchase of 100 per cent of shares of UAB Microlink Lietuva, UAB Baltijos Kompiuterių Akademija and UAB Fortek Information Technologies. After signing of the agreement the telecoms will execute the due diligence of the purchased company, after which the final decision regarding acquisition of the shares of MicroLink and their price will be taken. The competition regulatory authorities of Baltic States will also analyze the transaction and present their opinion. In case of positive resolution of the Board of Lietuvos Telekomas the shares purchase process is foreseen to be completed within 3-4 months. This announcement disclosed a content of confidential announcements of the material event of 11 January 2005.

46. Material events in the Issuer's activities

On 6 February 2004, the Company announced preliminary unaudited results of AB Lietuvos Telekomas and its subsidiary companies for the year 2003 prepared according to International Accounting Standards. In 2003, the total revenue went down by 16.1 per cent to LTL 812 million against the revenue of LTL 968 million in the year 2002. During 2003 operating expenses decreased by 7.9 per cent to LTL 428 million compared with the operating expenses of LTL 465 million for the year 2002. EBITDA for the year 2003 amounted to LTL 384 million (LTL 504 million a year ago) and EBITDA margin was 47.3 per cent (52.0 per cent). The assets revaluation charge of LTL 45.2 million was reflected in the profit (loss) statement of the Group for the year 2003. Comparable net profit (excluding the assets revaluation charge) for the year 2003 was LTL 2 million, while actual result (including the assets revaluation charge) was a loss of LTL 36 million. Net cash flow after investment activities for the previous year amounted to LTL 283 million (LTL 288 million for the year 2002). During the year cash and cash equivalents increased by LTL 34 million.

On 2 March 2004, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, resolved to transfer a telecommunications services installation, fault elimination, order management and network maintenance functions to AB Lietuvos Telekomas as of 1 April 2004. Also the Board preliminary approved a possible sell-off of UAB Comliet's construction business.

On 16 March 2004, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 23 April 2004. The record day for Shareholders' Meeting is 16 April 2004. Company's Board approved audited financial statements of Lietuvos Telekomas' Group of the year 2003. According to International Accounting Standards consolidated Lietuvos Telekomas' revenue in the year 2003 was 812,277 thousand litas and net loss was 36,095 thousand litas. According to Lithuanian Accounting Principles AB Lietuvos Telekomas' revenue in the year 2003 was 753,011 thousand litas and net loss was 36,095 thousand litas. The Board proposes for the Annual General Meeting to allocate from the Company's distributable profit 46,609 thousand litas for the dividend payment for the year 2003. Thus dividend per share would amount for 0.06 litas. The Board proposes for the Annual General Meeting to change the By-laws of the Company. The Board of AB Lietuvos Telekomas proposes for the Annual General Meeting to elect UAB PricewaterhouseCoopers as a Company's auditors.

On 16 March 2004, the Company announced that the Annual General Meeting of AB Lietuvos Telekomas' (code 2121543, registered address: Savanorių pr. 28, Vilnius, Lithuania) Shareholders will be held at room 156 of Lietuvos Telekomas' headquarters, Savanorių pr. 28, Vilnius, Lithuania, at 3 p.m. on 23 April 2004. Registration will take place from 2 p.m. till 2.45 p.m. The meeting is convened by initiative of the Board and following the decision of the Board adopted on 16 March 2004. The record day of the General Meeting of Shareholders is 16 April 2004. Proposed Agenda: (1) Information of the Company's auditor; (2) Approval of the Company's activity report of the year 2003; (3) Approval of the annual financial statements; (4) Allocation of 2003 Company's profit; (5) Election of the Company's auditor; (6) Change of the By-laws of the Company; (7) Recall of the Company's Board members; (8) Election of the Company's Board members. Shareholders who at the end of the record day of the General Meeting of Shareholders, i.e. 16 April 2004, will be on the shareholders list of the Company have a right to participate and vote at the General Meeting of Shareholders personally or by proxy, or represented by the person with whom an agreement on the transfer of voting rights is concluded. All persons attending the General Meeting of Shareholders and having a voting right must bring with them a person's identification document. Shareholders' representative must present to the General Meeting an original proxy issued in the form and content established by the Law. From 13 April 2004 shareholders could get familiarised with the documents possessed by the Company related to the agenda of the Meeting, including draft resolutions, at the headquarters of AB Lietuvos Telekomas, Savanorių pr. 28, Vilnius, Lithuania.

On 22 March 2004, the Company announced that on 18 February 2004, the Board of AB Lietuvos Telekomas decided to authorise Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, to vote "For" during forthcoming General Meeting of UAB Verslo Portalas' Shareholders on subjects related to termination of UAB Verslo Portalas' activities and liquidation of the company. Following the decision of the General Meeting of UAB Verslo Portalas' Shareholders on 24 February 2004 to terminate activities of the Company and liquidate it, on 18 March 2004, Register of Legal Entities has registered UAB Verslo Portalas as company under liquidation. This announcement disclosed the content of the confidential announcement of the material event of 18 February 2004.

On 13 April 2004, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, approved request of Eimantas Šatas, General Manager of UAB Comliet, for resignation from UAB Comliet's General Manager position as of 13 April 2004 and appointed Ramūnas Bendikas as the new General Manager of UAB Comliet as of 14 April 2004.

On 22 April 2004, the Board of AB Lietuvos Telekomas approved unaudited financial statements of Lietuvos Telekomas' Group for the first quarter of 2004 prepared according to International Financial Reporting Standards. Revenue for the first quarter of 2004 amounted to 185 million litas, a decrease by 9.4 per cent over the revenue of 204 million litas for the first quarter of 2003. Operating expenses, year-on-year, went down by 2.8 per cent from 102 million litas to 99 million litas. EBITDA for the three months' period was 86 million litas (102 million litas for the same period a year ago) and EBITDA margin amounted to 46.2 per cent (49.9 per cent in 2003). Profit before profit tax for the first quarter of 2004 was 6 million litas (4 million litas a year ago) and net profit amounted to 4 million litas (2 million litas in 2003). Net cash flow after investment activities for the three months' period amounted to 51 million litas (68 million litas for the same period a year ago). During the three months' period due to redemption of 150 million litas Eurobond issue cash and cash equivalents decreased by 50 million litas.

On 23 April 2004, the Company announced that Annual General Meeting of AB Lietuvos Telekomas, held on 23 April 2004, decided: (1) To approve the Company's activity report of the year 2003, inspected by the Company's audit enterprise UAB PricewaterhouseCoopers. (2) To approve audited Company's annual financial statements for the year 2003, prepared according to the Accounting Standards of the Republic of Lithuania and according to International Financial Reporting Standards. (3) To allocate the Company's profit of the year 2003 in the following way: 46,609,051 litas for dividends (0.06 litas dividend per share) and 378,000 litas for tantiems for members of the Board. (4) To elect UAB PricewaterhouseCoopers as the Company's audit enterprise for two years to make the audit of the 2004 and 2005 Company's financial statements and to make the inspection of the reports on the activity of the Company in 2004 and 2005. (5) To approve the new edition of the Company's By-laws. (6) To recall from the Board of the Company all members of the Board: Matti Hyyrynen; Andrius Šukys, Erik Hallberg, Morgan Ekberg, Kennet Radne, Timo Virtanen, Gintautas Žintelis. (7) To elect to the Board of the Company for new term of the Board (for 2 years): Morgan Ekberg, Erik Hallberg, Matti Hyyrynen; Kennet Radne, Andrius Šukys, Timo Virtanen, Gintautas Žintelis.

On 20 May 2004, the Company informed its shareholders that dividends for the year 2003 are paid on 20 May 2004.

On 16 June 2004, the Board of AB Lietuvos Telekomas decided: (1) To elect Board member Erik Hallberg as a Chairman of the Board for the term of the Board (till 2006 04 23) and appoint him to be in the chair at the meetings of the Board during the term of this Board; (2) Following the refusal of tantiems for the year 2003 by one member of the Board, to divide total amount of tantiems of 378,000 litas allocated to the Board members during the Annual General Meeting of Shareholders, which was held on 23 April 2004, into six equal portions, i.e. 63,000 litas per each member of the Board. De facto in the year 2003 seven Board members were acting in the Board; (3) To approve proposal of UAB Comliet to sell all shares of Latvian company Datu Tikli SIA owned by UAB Comliet. In May 2002, UAB Comliet acquired 75 per cent of Datu Tikli SIA shares; (4) To approve proposal of UAB Comliet to increase share capital of UAB Sonex Komunikacijos, a subsidiary of UAB Comliet.

On 30 June 2004, the Company announced that UAB Sonex Komunikacijos, a subsidiary of UAB Comliet, which is a subsidiary of AB Lietuvos Telekomas, acquired 5 per cent stake in Comliet-Kaliningrad (Russian Federation). 95 per cent stake in Comliet-Kaliningrad is owned by UAB Comliet.

On 27 July 2004, the Board of AB Lietuvos Telekomas approved unaudited consolidated financial statements of Lietuvos Telekomas' Group for the second quarter and six months of 2004 prepared according to International Financial Reporting Standards and appointed Gintautas Žintelis as a Deputy Chairman of the Board. Revenue for the six months of 2004 amounted to 365 million litas, a decrease by 10.6 per cent over the revenue of 408 million litas for the same period a year ago. During the second quarter of 2004 the number of main lines in service declined by 2.3 thousand to 823.5 thousand, while a year ago number of main lines in service stood at 859.2 thousand. In the first half of 2004 Lietuvos Telekomas reorganised its management structure and reduced the total number of employees by 379, and incurred additional redundancy costs of 9 million litas, but nevertheless operating expenses, year-on-year, went down by 8.5 per cent from 210 million litas to 192 million litas. EBITDA for the six months' period was 172 million litas (198 million in the same period a year ago) and EBITDA margin amounted to 47.2 per cent (48.4 per cent in 2003). Profit before profit tax for the first half of 2004 was 17 million litas and net profit amounted to 13 million litas, while a year ago net profit amounted to 1.2 million litas. Net cash flow after investment activities for the six months' period of 2004 amounted to 116 million litas (161 million litas in 2003). Due to payout of dividends and repayment of loans, during the first half of 2004 cash and cash equivalents decreased by 53 million litas. Investments for the six months of 2004 amounted to 22 million litas (30 million litas in 2003).

On 28 July 2004, UAB Comliet, a subsidiary of AB Lietuvos Telekomas, sold all shares of Latvian company Datu Tikli SIA owned by UAB Comliet. On 16 June 2004, the Board of AB Lietuvos Telekomas approved proposal of UAB Comliet to sell shares of Datu Tikli SIA. In May 2002, UAB Comliet acquired 75 per cent of Datu Tikli SIA shares.

On 30 July 2004, the Company announced that UAB Baltijos Informaciniu Duomenu Valdymo Centras, a subsidiary of AB Lietuvos Telekomas, is renamed UAB Baltic Data Center. AB Lietuvos Telekomas owns 60 per cent of UAB Baltic Data Center. At the end of 2001, Lietuvos Telekomas established a wholly-owned subsidiary UAB Baltijos Informaciniu Duomenu Valdymo Centras. In May 2002, Lietuvos Telekomas sold a 40 per cent stake in Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator Oyj.

On 10 August 2004, the Company announced that UAB Sonex Komunikacijos, a subsidiary of UAB Comliet, which is a subsidiary of AB Lietuvos Telekomas, is renamed UAB Comliet Sprendimai. In July 2003, UAB Comliet acquired 100 per cent of UAB Sonex Komunikacijos' shares from UAB Sonex Group.

On 8 September 2004, the Company announced that following the resolution of the Board of 17 August 2004 AB Lietuvos Telekomas signed an agreement to acquire 40 per cent of UAB Voicecom shares from Nexcom Telecommunications LLC, U.S.A. Agreement shall come into force upon receipt of the permission of Lithuanian Competition Council for concentration. AB Lietuvos Telekomas has submitted an application to Lithuanian Competition Council for permission to pursue the concentration. The joint American-Lithuanian venture, UAB Voicecom, 60 per cent owned by AB Lietuvos Telekomas, was registered on 6 March 2001. UAB Voicecom provides internet telephony services to business and residential customers. This announcement disclosed the content of the confidential announcements of the material event of 17 August 2004 and 26 August 2004.

On 24 September 2004, the Company announced that Lithuanian Competition Council issued a permission for concentration and AB Lietuvos Telekomas acquired 40 per cent stake in UAB Voicecom from Nexcom Telecommunications LLC. From now on Lietuvos Telekomas owns the whole 100 per cent stake in UAB Voicecom. UAB Voicecom provides internet telephony services to business and residential customers.

On 26 October 2004, the Board of AB Lietuvos Telekomas approved unaudited consolidated financial statements of AB Lietuvos Telekomas' Group for the third quarter and nine months of 2004 prepared according to International Financial Reporting Standards. Revenue for the third quarter of 2004 amounted to 179 million litas (180 million litas for the second quarter of 2004). The total revenue for the nine months of 2004 amounted to 544 million litas, a decrease by 10.2 per cent over the revenue of 605 million litas a year ago. During the third quarter of 2004 the number of main lines in service declined by 2.5 thousand to 821 thousand, while a year ago number of main lines in service stood at 836 thousand. During the year number of DSL Takas users more than double and by the end of September 2004 reached 37 thousand. The total operating expenses for the nine months amounted to 286 million litas, a decrease by 7 per cent over 308 million litas a year ago. EBITDA for the nine months' period of 2004 was 257 million litas (298 million in the same period a year ago) and EBITDA margin amounted to 47.3 per cent (49.2 per cent in 2003). Profit before profit tax for January - September of 2004 was 31 million litas and net profit amounted to 25 million litas, while a year ago net result was a loss of 27 million litas due to assets revaluation in the third quarter of 2003. Net cash flow after investment activities for the nine months' period of 2004 amounted to 146 million litas (233 million litas in 2003). During the period cash and cash equivalents decreased by 72 million litas due to payout of dividends (47 million litas) and repayment of loans (170 million litas). Investments for the nine months of 2004 amounted to 45 million litas (40 million litas in 2003).

On 10 December 2004, Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, during an extraordinary meeting of shareholders of Latvian company Lattelekom SIA was elected a member of Supervisory Board of Lattelekom SIA. Swedish TeliaSonera AB indirectly owns 60 per cent of AB Lietuvos Telekomas and 49 per cent of Lattelekom SIA shares.

On 17 December 2004, the Company announced that the Board of UAB Baltic Data Center, a subsidiary of AB Lietuvos Telekomas, appointed Justas Dargužas who recently worked at UAB Hewlett-Packard as a new Managing Director of UAB Baltic Data Center from 20 January 2005. UAB Baltic Data Center provides IT infrastructure services. AB Lietuvos Telekomas owns 60 per cent and TietoEnator Oyj 40 per cent stake in UAB Baltic Data Center.

All material events related to the activity of the Company have been submitted to Lithuanian Securities Commission, Vilnius Stock Exchange, Lietuvos Rytas daily, BNS and ELTA news agencies and posted on the Company's internet page www.telecom.lt.

47. Business strategy and its foreseen changes during the next financial (economic) year

- Vision of the Company - to become a leading communication service partner in Lithuania.
- A special attention will be given to quality of customer service and their needs, as well as volume of services usage and profitability of services and products.
- The Company will strive for further perfection of other fields, especially those related with provision of the Internet services, fault elimination and prevention.
- The Company will put special emphasis on development of broadband internet connection as well as simplification of services. Business customers shall be offered a joint telephony and broadband internet connection solutions.
- The Company will seek to maintain its market share in terms of revenue on both fixed-line telephony and internet services markets.
- The goal for Lietuvos Telekomas is to maintain revenue and expenses balance as well as find new revenue sources and development possibilities.
- In year 2005 reorganise its sales units: instead of Sales Department to establish Private Customers Department and Business Customers Department. Business Customers Department shall take over activities provided on behalf of Lietuvos Telekomas by Lietuvos Telekomo Verslo Sprendimai.
- To seek for higher efficiency by continuous streamlining of Lietuvos Telekomas' Group structure.
- More actively cooperate with other telecoms in the Baltics - members of TeliaSonera AB Group.
- The Company plans to invest 75 million litas
- As for the future, AB Lietuvos Telekomas is going to stick to its principle of execution of not only its own business but also the social mission in Lithuania.

Uncertainties in the future

The present annual prospectus - report contains certain forward-looking statements with respect to the financial situation, performance results and business of Lietuvos Telekomas' Group. These forward-looking statements represent Lietuvos Telekomas' Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words "potential", "estimated" and similar expressions or variations on such expressions, may be considered as "forward-looking statements".